China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401
Telephone (561) 514-9042
Facsimile (561) 514-9046

December 14, 2009

Kristin Lochhead
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:      China Nuvo Solar Energy, Inc.
Form 10-KSB for the fiscal year ended July 31, 2008
Filed November 13, 2008
Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009
File No. 333-48746

Dear Ms. Lochhead:

We are in receipt of your letter dated August 14, 2009 regarding our Form 10-KSB for the fiscal year ended July 31, 2008 and Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009.  In addition we are responding to your letters dated March 11, 2009 and June 3, 2009.   Please see our responses below; we have numbered them to correspond with your comments.

For all comments and findings where we have previously agreed to revise our Form 10-K filing for the year ended July 31, 2008 we are herewith submitting a draft of Amendment 1 to Form 10-K.  Management intends to file one revised statement for each period on the appropriate annual or quarterly forms which include all the revisions upon your review of the draft filing submitted.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Note 1.  Organization, basis of presentation and summary of significant accounting policies, page F-8

Organization, page F-8

Item 1.   Based on our review of your comments and that the underlying shares have not been issued, the Company will not reflect the spin off in its historical financial statements.  The distribution of the shares has not occurred and we have revised our financial statements accordingly.

Item 2.  The shares have not been currently issued and accordingly the Company will not reflect the spin off in its historical financial statements.

Item 3.  We have amended our financial statements to remove the effects of the sale of Torpedo and any other transactions related to predecessor companies.

Form 10-QSB for the quarterly period ended October 31, 2008 and January 31, 2009

Disclosure Controls and Procedures

Item 4.  We are amending the October 31, 2008 and January 31, 2009 Forms 10-Q to disclose that the DC&P was also not effective as of those dates.  We will amend these filings once we have cleared all of your comments for the Form 10-K/A, filed herein.

Form 10-QSB for the quarterly period ended April 30, 2009

Item 5.  As stated above when we file future reports including any amended reports we will use the standard forms as required by the new smaller reporting company guidelines.  The information included in our quarterly report would not be materially different if filed in accordance with the requirements of Form 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009.

Condensed Consolidated Statements of Operations, page F-3

Item 6.  We will revise future filings as appropriate to present the stock- based compensation in the same line or lines as cash compensation paid to the same employees.  Please note that the Company does not have employees and that the stock compensation expense reported related to deferred stock compensation amortized for stock issued to non affiliated consultants.

Item 7.  We have included the amortization of debt issuance costs to interest expense in our revised filings and will do so in future filings, including any amendments.

Note 4.  Convertible Debentures Payable, page F-13

Item 8.  We issued 17,030,297 shares of our common stock upon the conversion of $73,500 of debentures.  We will revise the financial statements accordingly.

Disclosure Controls and Procedures, page 24

Item 9.  We intend to amend the Form 10-Q for the quarters ended January 31, 2009 and April 30, 2009 to remove the disclosure of the assessment of internal control over financial reporting.

Item 10.   There were no changes in our internal control over financial reporting during the quarter ended April 30, 2009.

Item 11.  We acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ BARRY HOLLANDER
Barry Hollander
Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K~~SB~~

☒	ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: JULY 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For transition period from _____ to _____ .

Commission File Number 333-48746

CHINA NUVO SOLAR ENERGY, INC.
(Name of small business issuer in its charter)

NEVADA	87-0567853
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

319 Clematis Street – Suite 703, West Palm Beach, Florida 33401
(Address of principal executive offices)(Zip Code)

Issuer's telephone number, including area code: (561) 514-9042

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:  ☐

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 Days: ☒Yes  ☐No

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K~~SB~~ or any amendment to this Form 10-K~~SB~~: ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes  ☒No

Issuer’s revenue for its most recent fiscal year: $ 6,600.

The aggregate market value of the voting common equity held by non-affiliates of the issuer as of October 31, 2008 was $1,580,133, based on the last sale price of the issuers common stock ($0.012 per share) as reported by the OTC Bulletin Board.

The Registrant had 206,676,431 shares of common stock outstanding as of October 31, 2008.

Documents incorporated by reference: None

CHINA NUVO SOLAR ENERGY, INC.
FORM 10-K~~SB~~

THIS REPORT MAY CONTAIN CERTAIN “FORWARD-LOOKING” STATEMENTS AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 OR BY THE SECURITIES AND EXCHANGE COMMISSION IN ITS RULES, REGULATIONS AND RELEASES, WHICH REPRESENT THE REGISTRANT’S EXPECTATIONS OR BELIEFS, INCLUDING BUT NOT LIMITED TO, STATEMENTS CONCERNING THE REGISTRANT’S OPERATIONS, ECONOMIC PERFORMANCE, FINANCIAL CONDITION, GROWTH AND ACQUISITION STRATEGIES, INVESTMENTS, AND FUTURE OPERATIONAL PLANS.  FOR THIS PURPOSE, ANY STATEMENTS CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS “MAY”, “EXPECT”, “BELIEVE”, “ANTICIPATE”, “INTENT”, “COULD”, “ESTIMATE”, “MIGHT”, OR “CONTINUE” OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.  THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE REGISTRANT’S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING UNCERTAINTY RELATED TO ACQUISITIONS, GOVERNMENTAL REGULATION, MANAGING AND MAINTAINING GROWTH, THE OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES, VOLATILITY OF STOCK PRICE AND ANY OTHER FACTORS DISCUSSED IN THIS AND OTHER REGISTRANT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

PART I

ITEM 1.                 DESCRIPTION OF BUSINESS

(a)           Business development

We were originally organized under the laws of the State of Nevada in 1996 as Zacman Enterprises, Inc. and subsequently changed its name to eNutrition, Inc. eNutrition was a direct mail marketing company engaged in the development and marketing of nutritional supplements.  Operation commenced in June 2000 by securing the exclusive rights to market the nutritional supplement, HI-Q.  In September 2001, eNutrition entered into a License Agreement with HI-Q Nutrition, Inc., a Nevada corporation, granting them the exclusive right to engage in the business of marketing and distributing nutritional products under the trade name HI-Q.

On April 30, 2002, we entered into an agreement with HI-Q Nutrition, Inc. for the sale of all of our assets relating to our HI-Q brand of nutritional supplements, including the brand name, trademark, product formulations, customer base and marketing ideas, which comprised all of the assets and business of our company.  The agreement closed and became effective on May 20, 2002, immediately prior to our acquisition of the Torpedo business described below. We received cash consideration of $10,000, plus forgiveness of any uncollected royalties owed to HI-Q Nutrition, Inc.  In addition, HI-Q Nutrition, Inc. assumed all liabilities relating to the HI-Q brand products.  At a special shareholders' meeting held on May 17, 2002, our stockholders approved the sale of all of eNutrition's assets, and the assumption of all liabilities, to HI-Q Nutrition, Inc. Our stockholders also approved a one share for 1.8870314 share reverse stock split and the purchase and retirement of 4,478,430 post-reverse-split shares.

On May 17, 2002, our stockholders also approved our acquisition of all of the issued and outstanding securities of Torpedo Delaware in exchange for 8,000,000 shares of our common stock issued to the Torpedo USA stockholders.  On May 20, 2002 we changed our name to Torpedo Sports USA, Inc.  Torpedo USA, through its wholly-owned subsidiary Torpedo Canada, was a manufacturer and distributor of outdoor recreational products for children, such as, toboggans, baby sleds, snowboards, tricycles, scooters and skateboards. The transaction was recorded as a reverse acquisition based on factors demonstrating that Torpedo USA constituted the accounting acquirer.

In January 2004, Torpedo Canada filed in Canada, a notice of its intention to make a proposal to its creditors for the restructuring of its debts.  The proposal procedure allowed Torpedo Canada to continue to operate its business subject to protection of the secured interests of its lenders and suspended efforts by creditors to collect their debts while Torpedo Canada reviewed and analyzed its financial condition.  On May 6, 2004, Torpedo Canada filed for protection under the Bankruptcy and Insolvency Act of Canada with the intention to liquidate its assets.  Torpedo Canada ceased its operating activities in May 2004.  In June 2007, we executed a Stock Purchase Agreement by and between the Company and CLB Investment Corp. (“CLB”), pursuant to which CLB acquired all of the capital stock of Torpedo Canada in exchange for $10.00. As a result of this transaction, approximately $2.3 million in liabilities of Torpedo were eliminated from the consolidated balance sheet and therefore no longer reflected on our financial statements.

On February 1, 2005, we acquired all of the issued and outstanding common stock of Interactive Games, Inc. (“Interactive”).  Pursuant to terms of the merger agreement, in exchange for all of the issued and outstanding common shares of Interactive we issued 27,037,282 shares of our common stock to the former Interactive shareholders in order for them to own 51% of our outstanding common stock on the closing date of the merger, on a fully diluted basis.  We agreed to issue additional shares if certain agreed upon criteria, to be determined, were met in order to allow the former Interactive security holders to hold 54% of our outstanding common stock (based on the shares outstanding at the time of closing).  As of October 30, 2007, we did not issue any of these additional shares.  In connection with the merger agreement, the former Interactive shareholders agreed to use their best efforts post-closing to cause our company to raise sufficient funds to pay-off or otherwise dispose of up to $250,000 of our liabilities.  As of October 31, 2007, $100,000 has been paid.  Finally, if Torpedo USA did not dispose of all of assets and liabilities within three months following the acquisition closing date, we were required to issue an additional 500,000 shares to the former Interactive shareholders.  The Company has determined that it will issue such shares once Torpedo USA has raised sufficient shares to satisfy up to $250,000 of its liabilities.

In conjunction with the merger agreement, we changed our name to Interactive Games, Inc. and approved an increase in our authorized common stock from 50,000,000 shares to 100,000,000 shares.

The acquisition of Interactive by us was accounted for as a reverse merger because on a post-merger basis, the former Interactive shareholders held a majority of the outstanding common stock of our company on a voting and fully diluted basis.  As a result, Interactive was deemed to be the acquirer for accounting purposes.

~~In June 2007, our stockholders approved the consolidation of our operating assets at that time into one operating subsidiary and the spin-off of that operating subsidiary on a pro-rata basis to our stockholders of record as of July 10, 2007, whereby each stockholder as of the record date will receive a pro rata number of shares of common stock in the operating subsidiary for each share of common stock in the Company held by such stockholder as of the record date. The board of directors of the Company has retained the authority to cancel the spin-off distribution at any time prior to its completion in the event it determines that the spin-off is not in the best interests of the Company or its stockholders. Importantly, all shareholders who acquired or acquire common stock after July 10, 2007 will not be entitled to participate in this  “spin-off” distribution. As of the filing of this 10-KSB, the spin-off has not occurred and there is no assurance it will occur as originally contemplated.~~

In June 2007, our stockholders, through a written consent executed by stockholders holding a majority of the outstanding shares of our common stock entitled to vote, adopted and approved Amended and Restated Articles of Incorporation and ratified the Amended and Restated Bylaws of the Company, which were adopted by our board of directors on June 26, 2007.

The Amended and Restated Articles of Incorporation increased the authorized capital stock of the Company from 105,000,000 shares to 500,000,000 shares, of which 25,000,000 shares now may be preferred stock having the voting powers, designations, preferences, limitations, restrictions and relative rights as determined by the board of directors from time to time.  The Company’s stockholders also authorized our chief executive officer to change our name to China Nuvo Solar Energy, Inc. at such time as the chief executive officer deemed appropriate in his sole discretion.

Generally, the Amended and Restated Bylaws of the Company updated our former bylaws to reflect changes to applicable law.  For example, under the Amended and Restated Bylaws stockholders may now take action by written action signed by stockholders holding a majority of the shares entitled to vote on the given action.

Pursuant to an Agreement and Plan of Reorganization dated as of April 23, 2007, as amended on July 25, 2007 (the “Share Exchange Agreement”), by and between the Company and Nuvo Solar Energy, Inc., a Colorado corporation (“Nuvo”), we and Nuvo entered into a share exchange whereby all of the issued and outstanding capital stock of Nuvo, on a fully-diluted basis, was exchanged for like securities of the Company, and whereby Nuvo became our wholly owned subsidiary (the “Share Exchange”).  The Share Exchange was effective as of July 25, 2007, upon the completed filing of Articles of Exchange with the Nevada Secretary of State and a Statement of Share Exchange with the Colorado Secretary of State.  Contemporaneously with the Share Exchange, we changed our name to “China Nuvo Solar Energy, Inc.”

Immediately prior to the effective time of the Share Exchange, Nuvo had outstanding 5,500,000 shares of its common stock (“Nuvo Common Stock”) and no shares of preferred stock.  In accordance with the Share Exchange Agreement, each share of Nuvo Common Stock was acquired by us in exchange for approximately 24.24 shares of our common stock for a total of 133,333,255 shares issued.  Accordingly, after giving effect to the Share Exchange, the Company had approximately 189,915,355 shares of Common Stock outstanding immediately following the transaction.   The shares issued were valued at approximately $8 million or $.06 per share (the market price of the common stock on the date of issuance).  The Company allocated the value of the shares to goodwill as the fair value of the liabilities assumed exceeded the fair value of the assets acquired. Management has determined that as of July 31, 2007 the goodwill amount of $8 million was impaired and recorded the write down of goodwill for the year ending July 31, 2007 (included in the financial statements presented herein).

As a result of the Share Exchange, the former Nuvo shareholders together held approximately 66.6% of the Company’s outstanding common stock immediately following the transaction, on a fully-diluted basis.  Accordingly, the Share Exchange constituted a change of control of the Company.  As a result of the Share Exchange, Nuvo constituted the accounting acquirer in the Share Exchange; however, we elected to have a July 31 fiscal year end, which is the same fiscal year end that Interactive Games, Inc. had prior to the Share Exchange.

On June 9, 2006, Nuvo signed a license agreement with Photovoltaics.com, Inc. (“PV”), which is based in Hutchinson Island, Florida. Nuvo acquired exclusive worldwide rights to PV's solar cell technology relating to a multiple stacked solar cell using wave guide transfers. This license agreement includes all patents issued pursuant to certain patents applications or amendments that have been filed and the rights to use all applicable copyrights, trademarks and related intellectual property obtained on or in connection with the process and products. As consideration for this license, Nuvo agreed to pay a total aggregate license fee of $250,000, of which $150,000 was paid on June 9, 2006 and $100,000 was paid on August 11, 2006.  The term of the license was for 10 years and automatically renewable for successive ten-year terms under the same terms and conditions as provided for in the license agreement.

On January 23, 2008, we purchased from PV the patents related to our solar technology in exchange for 2,000,000 restricted shares of our common stock.  We now own all rights, title and interest in the patents, including all issued patents or other intellectual property arising from the patents worldwide.

On November 27, 2007, we executed a Collaboration and Development Agreement (the “Collaboration Agreement”) with Pioneer Materials, Inc. (“PMI”) of Torrance, California.  PMI is a manufacturer and supplier of materials for the semiconductor, hard drive media, optical media and photonic industries.  PMI is developing for the solar energy industry advanced materials for thin film photovoltaics (solar cell) processing.  Under the terms of the Agreement, PMI is to help us build, equip, operate and manage, for our benefit, a product development, testing and prototype manufacturing facility in PMI’s Chengdu, Sichuan, China facility located in Chengdu’s West High Tech development zone.  The agreement with PMI has the objective to develop, test and manufacture prototypes of solar energy products using our licensed technology based on an invention titled “Photovoltaic cell with integral light transmitting waveguide in a ceramic sleeve”.  Additionally, PMI is to provide technical, engineering development, testing and manufacturing employees and support staff.  The term of the Agreement is for one year, with automatic six-month renewal periods unless terminated by the parties.  Pursuant to the terms of the Agreement, the Company has agreed to pay PMI $2,500 per month and PMI is eligible to receive up to 4,000,000 shares of the Company’s common stock upon the satisfactory completion of certain milestone accomplishments in the Agreement, of which 500,000 shares of common stock were issued upon the execution of the Agreement.  In May of 2008, the Chengdu region of China experienced a catastrophic earthquake.  As a result of this earthquake and the after effects including significant problems with the delivery of electricity, PMI suspended their development work for a significant period of time.  We continue to work with PMI under the Collaboration Agreement, however, there has been no significant progress on product development and we continue to explore alternative avenues for development of our technology.

(b)           Business of issuer

We are a development-stage company that is designing with a view toward manufacturing solar photovoltaic (PV) cell technology products. We own a unique patent pending solar cell technology based on photovoltaic cells with integral light-transmitting wave guides in a ceramic sleeve.  The advantage of this technology is that less exposed surface area is required to generate electricity. The light-transmitting particles act as wave guides and allow the sun-exposed conversion area of the solar cell to be shifted readily from horizontal to vertical to capture more sunlight. The ceramic sleeve eliminates the need for expensive vacuum chambers, thereby allowing less expensive materials to be used in solar cell production.

We are developing, with plans to eventually manufacture and market, innovative solar cells and solar power products for a wide range of applications based on our technology that increases light-trapping while enabling a variety of materials to be used.  Our technology employs multiple stacked solar cells in a ceramic sleeve that uses nano-particles and crystal wave guides to carry light from the opening down to the last junction in the solar cell.  Competitors’ processes that use vacuum chambers (instead of a ceramic sleeve) generally don’t allow for material substitution because of contamination issues. We believe our technology also will allow manufacturers to quickly and economically shift to new materials if a shortage of any one type of material occurs. We believe our technology will offer a flexible, cost-effective solution for increased light-trapping and therefore increased efficiency.

To minimize the start-up costs of solar cell manufacturing, we signed an agreement with PMI to establish a pilot production line by building out and modifying PMI’s existing manufacturing facility located in the Chengdu West High Tech Development Zone in Chengdu, Sichuan, China.  While continuing to work with PMI as part of the Collaboration Agreement, we are also seeking other partners to assist us with the development of our technology with a view toward commercialization.

Our business plan is focused on developing cost-effective, highly-efficient, environmentally-friendly solar energy products.  We plan to enter into strategic partnerships with companies that can help advance our technology and may also acquire technologies and businesses that will help us implement our business strategy in certain circumstances.

We have identified the solar energy category as extremely promising because of its worldwide commercialization efforts to date. Solar power is a distributed energy technology that uses solar cells to convert the sun's energy to electricity. The major advantage of solar is its abundance for all purposes.  Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Nuvo intends to locate and utilize such incentives in the development of its technology, if available.

Our Technology

The science used in our solar cell technology is based on an invention entitled, “Photovoltaic cell with integral light transmitting waveguide in a ceramic sleeve”, and utilizes Cadmium/Tellurium Cadmium/Sulfide powders layered in a ceramic sleeve with a copper back contact.  The solar cell can utilize a variety of materials in powdered form layered in a ceramic sleeve with a conductive metal back contact.  The ceramic sleeve eliminates the need for vacuum chambers or a vat with a molten material.  A removable lens is clamped on to the cell.  By having a removable lens, we are able to repair or add materials to the cell if necessary unlike existing technology.  The cell utilizes a wave guide to carry light through the cell.  In addition, the wave guide can photo generate an electrical potential in the cell.  The material and amount of layers determines voltage while amperage is dependent in part upon particle size.  In essence, a multiple stacked solar cell using a wave guide transfers the square conversion area of the solar cell exposed to the sun from the horizontal to the vertical.

Our patent pending technology incorporates a process that is conducive to manufacturing using a batch process.  This is possible because the solar cell cylinder itself replaces the necessity to use expensive vacuum chambers during production.  We believe this approach is the most expeditious and cost-effective alternative to development of manufacturing capability.

Our technology uses a ceramic sleeve as a receptacle for the various materials used for a solar cell.  The ceramic sleeve replaces typical equipment such as expensive vacuum chambers thereby permitting the interchangeability of materials.  Production processes using a vacuum chamber in many cases cannot interchange materials because of contamination issues. We believe that by utilizing the technology, if a shortage of one type of material occurs, a shift can be made quickly and economically to a more cost effective but complementary material.  The materials that can be used in these cells goes from soft materials like Cadmium/Tellurium to hard materials like Silicon.

A recently published independent report by the Joannopoulos Research Group at the Massachusetts Institute of Technology (“MIT”) determined that light trapping by wave guides they put into photovoltaic cells was increased by 37%.  This was accomplished by placing clear crystal particles as waveguides within the solar cell’s layered or stacked semiconductor materials.  We believe our technology offers a number of significant advantages in light trapping efficiencies and certain production economies compared to current technologies.  We believe our technology can increase light trapping even further than the MIT method by inter-dispersing these clear crystal particles in a random manner.  In addition, these wave guides allow even more layers of photovoltaic materials to be put down.   The wave guides bring the light down even further than the few microns it can now travel in most materials.  We believe these ceramic sleeve solar cells with wave guides lend themselves to ideal cells for use in a concentrator system and other specialty applications.

How it works

Our photovoltaic cells consist of:
•
An initial semiconductor layer, comprised of N type semiconductor1 material having a top surface and a bottom surface. Light-transmitting particles are interspersed within the N type semiconductor material; and

•
A second semiconductor layer, consisting of P type semiconductor material having a top surface and a bottom surface. Light-transmitting particles are interspersed within the P type semiconductor material. The top surface of the second layer is in direct physical and electrical contact with the bottom surface of the first layer to form an N-P junction2.

1 Semiconductors are typically categorized into either N-type or P-type semiconductors.

2www.freshpatents.com/Photovoltaic-cell-with-integral-light-transmitting-waveguide-in-a-ceramic-sleeve-dt20070920ptan20070215201.php.

The generation of electrical current from the lower N-P junctions of a stacked multi-layer photovoltaic cell results from the transmission of light through each semiconductor layer to the lower semiconductor layers. As a result, photovoltaic cells are produced which exhibit greater current-generating capacity for a given surface area of sunlight exposure.

The technology utilizes light-transmitting materials reduced to a powder form, typically through grinding the material to a size of 5 micrometers to 150 micrometers, followed by a further reduction in the particle size to 400 to 800 nanometers.

A wave guide carries light through the cell. This is achieved by exciting metallic structures that cause the conduction electrons to oscillate. Conduction electrons improve the absorption and emission of light from thin planar semiconductor layers by coupling the light with the wave guide modes of the semiconductor layer. Enhancing absorption through the use of conduction electrons also avoids the increase in surface recombination that occurs with conventional light-trapping methods.

The wave guide mode concentrates electrical potential in the cell. The material and amount of layers determines voltage while amperage is determined by particle size. The multiple stacked solar cell and wave guide mode enables sunlight- exposed conversion areas to be maximized by shifting the orientation from horizontal to vertical.

In addition, the technology enables PV cells to be packaged in any desired physical shape and with a reduced overall surface area such as cubes or elongated tubular structures designed to fit within specific size and shape constraints. This design flexibility greatly reduces the difficulty and costs of shipping, storing, deploying, and securing large solar module arrays.

Industry Information

Energy demand

Electricity consumption is strongly influenced by economic and population growth in the world’s developing economies. Demand for electrical power is projected to nearly double between 2004 and 2030, growing at a 2.6% average annual rate from 17,408 TWh to 33,750 TWh. Demand increases will be most dramatic in developing countries where some two billion people still lack access to electricity, and addressing that issue is a high public priority.

With the United Nations predicting world population growth from 6.4 billion in 2004 to 8.1 billion by 2030, energy demand will also increase substantially. Population growth and rising standards of living in developing countries will drive a 53% increase in energy demand between 2004 and 2030.  The US Department of Energy predicts world energy consumption will grow 71% by 2030.

Solar energy industry trends

Solar energy offers a clean, safe alternative to energy produced from coal, oil or natural gas. Electricity is produced at low variable costs and solar energy plants don’t emit carbon dioxide. Despite these advantages, solar energy currently accounts for only 0.04% of the world's energy usage. Solar photovoltaic (PV) installations worldwide reached a record high of 1,744 megawatts (MW) in 2006 and were up 19% from the prior year. An EPIA/Greenpeace report forecasts 35% annual growth in the worldwide PV market through 2009 and 26% annual growth between 2010 and 2015.

With government support in more than 40 markets, end-user demand for solar power significantly exceeds production capacity. CLSA Asia-Pacific Markets estimates volume growth of at least 30% annually through 2010. This sector is poised to grow four-fold from 1.5 Gigawatts in 2005 to at least 6 Gigawatts in 2010. The European Photovoltaic Industry Association reached the same conclusion in their published outlook for the global PV (photovoltaic) market.

According to the US Energy Information Administration, each year roughly 100 Gigawatts (GW) of incremental electricity-generating capacity are added globally. Most of this capacity is powered by coal, natural gas, nuclear or hydro-electricity. In 2006, solar power accounted for only about 1.5% or 1.8 GW of new installed capacity. Solar energy’s share is expected to increase to 5% by 2010 and 15-20% by 2015.

Worldwide photovoltaic sales were approximately $16 billion in 2006 and have grown 40% annually since 1997. According to a CLSA report, sales are projected to reach $36 billion in 2010 and exceed $50 billion in 2020.

Germany, Japan and the US are the largest PV markets. Together, these three countries represent 1.3 GW of a total 1.8 GW global installed capacity. Germany's grid-connected PV market grew 16% in 2006 to 960 Megawatts and now accounts for 55% of the world PV market. While Japan's market size barely advanced last year, Spain and the United States were strong performers. Spain’s market grew 200% in 2006 while the US market grew 33%.

Tight poly-silicon supplies

Silicon is the basic material used in the production of solar cells based on crystalline technology, which account for more than 90% of the world market. Silicon usage has increased from 14,000 tons in 2004 to 19,000 tons in 2006. Solar-grade silicon prices have risen as well: from $24/kg in 2003 to $50/kg in 2006. Demand continues to significantly exceed silicon supply. Production of solar cells based on non-silicon technologies is rising as a result of tight silicon supplies and soaring silicon prices. Production of non-silicon-based solar products increased from 70 MW in 2004 to 140 MW in 2005 and 240 MW in 2006.

Silicon shortages and rising prices are compressing the margins of solar cell manufacturers who rely on poly-silicon semiconductor materials, despite strong demand for solar photovoltaics. Because CNUV’s solar cells can use cadmium and telluride materials, the Company will not be impacted by silicon shortages and may actually benefit from market share gains made at the expense of higher- cost solar cell manufacturers.

High oil prices

Rising oil prices make solar energy an increasingly attractive and affordable power alternative. After surging nearly 58% in 2007 (the biggest annual gain in a decade), crude oil prices reached a high of over $140 per barrel in 2008.

The International Energy Agency recently announced its 2008 forecast, indicating global oil demand will rise 2.3% in 2008 to 87.7 million barrels a day. The Energy Information Administration’s (EIA) projects world oil demand will grow much faster than non-OPEC supply, leaving OPEC and inventories to make up the difference.

Competition

Companies pursuing similar technologies including different but related fields represent substantial competition. Many of these organizations are some of the largest companies in the world and have substantially greater capital resources, research and development staffs and facilities, as well as greater manufacturing and marketing capabilities than we do.   These organizations also compete with Nuvo to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.  As a result, there is no assurance that our technology will prove viable or that it will be able to compete with these larger organizations to produce any product or service.

Government Regulation

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. We will also be required to comply with all foreign, federal, state and local regulations regarding protection of the environment.

Compliance with Environmental Laws

We are required to comply with all foreign, federal, state and local regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We may need to procure certain governmental and other permits to conduct our business. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend future production or cease operations. The manufacture of our potential products may use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, under some foreign, federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault.

Employees

The Company currently does not have any full or part-time employees other than its officers.

Risk Factors

In General.  The purchase of shares of our common stock is very speculative and involves a very high degree of risk.  An investment in us is suitable only for the persons who can afford the loss of their entire investment.  Accordingly, investors should carefully consider the following risk factors, as well as other information set forth herein, in making an investment decision with respect to securities of the Company.

The market price of our common stock may fluctuate significantly.

           The market price of our common shares may fluctuate significantly in response to factors, some of which are beyond our control, such as:

•	the announcement of new products or product enhancements by us or our competitors;
•	developments concerning intellectual property rights and regulatory approvals;
•	quarterly variations in our and our competitors’ product development activities or results of operations;
•	changes in earnings estimates or recommendations by securities analysts;
•	developments in our industry; and
•	general market conditions and other factors, including factors unrelated to our own operating performance.

           Further, the stock market in general has recently experienced extreme price and volume fluctuations.  Continued market fluctuations could result in extreme volatility in the price of our common shares, which could cause a decline in the value of our common shares.  You should also be aware that price volatility might be worse if the trading volume of our common shares is low.

           Because we gained access to the public markets through a share exchange, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we gained access to the public markets through a share exchange.  Security analysts of major brokerage firms may not cover us since there is no incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

           Trading of our common stock is limited.

Trading of our common stock is conducted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board, or “OTC Bulletin Board.” This has adversely effected the liquidity of our securities, not only in terms of the number of securities that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

Our common stock is a “penny stock.” Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. The penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny-stock transactions.  Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

Risks Related to Our New Business

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues.  Until we are able to prove that our proprietary solar technology will work on a large commercial scale and can set up adequate manufacturing facilities, we will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from additional financing, which may not be available on favorable terms, if at all.  If we are unable to raise additional funds on acceptable terms, or at all, we may be unable to complete the development of our solar technology and set up adequate manufacturing facilities to produce a commercially viable product.  In addition, we could be forced to discontinue product development.  Any additional sources of financing will likely involve the sale of our equity securities or issuance of debt instruments that may be convertible into our common stock, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more products, we expect to incur substantial losses for the foreseeable future and may never become profitable.  We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we continue to undertake research and development of potential alternative energy sources.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our stock.

We have a lack of operating history in which to base an investment decision.

We are a relatively new company that has a very limited operating history.  Our acquisition of solar cell technology provides us with an opportunity for new business development, which carries continued unique risks inherent with any new business opportunity.  As a relatively new company, Nuvo is subject to unforeseen costs, expenses, problems and difficulties inherent in new business ventures.

Our operations to date have been limited to organizing the company, acquiring and securing the proprietary technology, and limited product development. These operations provide a limited basis for you to assess our ability to commercialize any product and the advisability of investing in our securities.

No assurance of success or profitability.

We have no current business operations and expect to incur significant losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more products, we expect to incur losses for the foreseeable future and may never become profitable.

We currently have outstanding debt that is convertible into shares of our common stock at prices that may be significantly below the market price at any given time and therefore significant dilution could occur to our current stockholders.

At July 31, 2008, we had a total of $805,000 in debt that is convertible into shares of our common stock at a discount of up to 25% of the market price for our common stock at any given time.  The conversion of any or all of this debt could result in significant dilution to our stockholders at the time such debt is converted.

We currently have stock options and common stock purchase warrants outstanding that may be exercisable at prices below the market price for our common stock at any given time that could result in significant dilution to our stockholders.

At July 31, 2008, we had a total of 14,187,107 stock options and common stock purchase warrants outstanding exercisable at a weighted average exercise price of $0.11 at that date.  The conversion of any or all of these options and warrants could occur at prices below the market price of our common stock at a given time and could cause substantial dilution to our stockholders.  In addition, as we seek to raise additional capital to fund our future business operations, we could issue additional stock options and warrants at prices below market that cause additional dilution to our stockholders.

We may fail to successfully bring to market products based on our technology, which may prevent us from achieving product sales and market share.

We expect to derive a substantial portion of our revenues from sales of new solar power products that are under development and not yet commercially available. If we fail to successfully develop our new solar power products or technologies, we will likely be unable to recover the losses we may incur to develop these products and technologies and may be unable to establish our sales and market share and become profitable. Many of our proposed product and manufacturing technologies are novel and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development.

Evaluating our business and future prospects may be difficult due to the rapidly changing market landscape.

The market we are attempting to enter is rapidly evolving and is experiencing technological advances and new market entrants. Our future success will require us to commercialize our technology and we have limited experience upon which to predict whether it will be successful. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market.

Our solar power products may not gain market acceptance, which would prevent us from achieving increased sales and market share.

The development of a successful market for solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:

•	our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;
•	whether or not customers will accept our new technology and any products based on that technology; and
•	our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners.

If our proposed solar power products fail to gain market acceptance, we would be unable to establish sales and market share and to achieve and sustain profitability.

Technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

Our failure to develop our technology and introduce new solar power products could cause our technology to become uncompetitive or obsolete, which could reduce our ability to sell products or gain market share and cause potential sales to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in future research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. Our development efforts may be rendered obsolete by the technological advances of others and other technologies may prove more advantageous for the commercialization of solar power products.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships would adversely affect our market penetration and revenue growth.

We may be required to establish strategic relationships with third parties in the solar power industry, including in international markets.  Our ability to establish strategic relationships will depend on a number of factors, many of which are outside our control, such as the competitive position of our technology and our products relative to our competitors. We can provide no assurance that we will be able to establish other strategic relationships in the future.

In addition, any strategic alliances that we establish, will subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to developed business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by a number of factors that are outside of our control.

Our management team may not be able to successfully implement our business strategies.

Our management team has limited experience in the alternative energy sector.  If our management team is unable to execute on its business strategies, then our product development, the establishment of manufacturing operations and distribution network and our sales and marketing activities would be materially and adversely affected. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. We may seek to augment or replace members of our management team or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

We will compete with organizations of all sizes from multinational manufacturing and energy companies to similar sized startup companies as well as research and educational institutions.   Developments by competitors may render our technologies or potential products obsolete or non-competitive.

Companies pursuing similar technologies including different but related fields represent substantial competition. Many of these organizations are some of the largest companies in the world and have substantially greater capital resources, research and development staffs and facilities, as well as greater manufacturing and marketing capabilities than we do.   These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.  As a result, there is no assurance that our technology will prove viable or that we will be able to compete with these larger organizations to produce any product or service.

Existing regulations and changes to such regulations may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all foreign, federal, state and local regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We may need to procure certain governmental and other permits to conduct our business. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend future production or cease operations. The manufacture of our potential products may use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, under some foreign, federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we may face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we intend to sell results in injury. Since our intended products are electricity producing devices, it is possible that consumers could be injured or killed by potential products, whether by product malfunctions, defects, improper installation or other causes. In addition, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We will need to evaluate the potential risks we face and procure appropriate levels of insurance for product liability claims.  There is no assurance we will be able to afford such coverage to adequately protect the Company and its stockholders.  The successful assertion of any future product liability claims against us could result in potentially significant monetary damages and if any insurance protection is inadequate to cover these claims, they could require us to make significant payments.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability, and the abilities of any licensors we may engage, to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our licensed patents;
•	if and when patents will issue;
•	whether or not others will obtain patents claiming aspects similar to those covered by our licensed patents and patent applications; or
•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as any licensors and contractors.  To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we will rely on trade secret protection and confidentiality agreements.  To this end and to the extent possible, we intend to require all of our employees and consultants to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.  If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	redesign our products or processes to avoid infringement;
•	stop using the subject matter claimed in the patents held by others, which could cause us to lose the use of one or more of our product candidates;
•	pay damages; or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

We rely on key executive officers and scientific advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our consultant Mr. Lawrence Curtin, the developer of our solar technology.  We do not have “key person” life insurance policies for any of our officers.  The loss of the technical knowledge and management and industry expertise of any of our current or future key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in solar cell technology, government regulation, development and manufacturing, and sales and marketing. We may face significant competition for qualified individuals, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Peoples Republic of China (PRC) government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our anticipated products and materially and adversely affect our competitive position.

We currently intend to conduct a majority of our business operations in China and a portion of our potential sales could be made in China in the future. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;
•	the level of development;
•	the growth rate;
•	the control of foreign exchange; and
•	the allocation of resources.

While the Chinese economy has grown significantly in recent years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our anticipated products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our anticipated products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We could conduct a substantial portion of our business through an agreement with third parties that conducts a majority of their business in China. These arrangements may be subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Foreign exchange transactions by companies under China’s capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities.

ITEM 2.                 DESCRIPTION OF PROPERTY.

Our executive offices are located at 319 Clematis Street – Suite 703, West Palm Beach, Florida 33401 and are provided to us on a month to month basis by a corporation in which our officers and director are affiliated.  This space was provided to rent free during the year ended July 31, 2008 and included the use of office space and the occasional use of fax machines, copy machines and other office equipment for which we paid nominal service fees.

ITEM 3.                 LEGAL PROCEEDINGS.

Our company is not a party in to any bankruptcy, receivership or other legal proceeding, and to the best of our knowledge, no such proceedings by or against us have been threatened.

ITEM 4.                 SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS.

None.

PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)           Market information

Our common stock is quoted on the Over-the-Counter Bulletin Board, or “OTC Bulletin Board” under the trading symbol “CNUV”.  The following table lists the high and low bid information for our common stock as quoted on the OTC Bulletin Board for the fiscal years ended 2007 and 2008, respectively:

	Price Range
Quarter Ended	High ($)	Low ($)
October 31, 2006	.10	.05
January 21, 2007	.12	.05
April 30, 2007	.14	.06
July 31, 2007	.15	.06

October 31, 2007	.13	.06
January 21, 2008	.17	.06
April 30, 2008	.12	.04
July 31, 2008	.06	.02

The above quotations from the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

(b)           Holders

The number of record holders of our common stock as of October 31, 2008, was approximately 84 based on information received from our transfer agent.  This amount excludes an indeterminate number of shareholders whose shares are held in “street” or “nominee” name with a brokerage firm or other fiduciary.

(c)           Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock for the foreseeable future.

 (d)           Securities authorized for issuance under equity compensation plans

We have the following securities authorized for issuance under our equity compensation plans as of July 31, 2008.  This includes our 2002 Stock Option Plan, covering up to 1,000,000 shares of our common stock, our 2003 Stock Option Plan covering up to 2,500,000 shares of our common stock and our 2007 Stock Option Plan covering up to 18,000,000 shares of our common stock.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	$-0-	-0-
Equity compensation plans not approved by security holders	7,650,000	$0.12	13,000,000
Total	7,650,000	$0.12	13,000,000

The purpose of both the 2003 Stock Option  Plan and the 2007 Stock Option  Plan (together the “Plans”) is to increase shareholder value and to advance the interests of the Company by furnishing a variety of economic incentives designed to attract, retain and motivate employees, directors and consultants.  Incentives may consist of opportunities to purchase or receive shares of the Company’s common stock.  Grants may include both purchase options as well as direct grants of common shares upon conversion of accrued salaries, bonuses, notes payable, fees or other similar payments due from us to an eligible participant.  The Plans are administered by our board of directors which determines the terms of all grants including their term, exercise price and vesting period, if applicable.  Generally, grants must be at least 100% of the fair market value of our common stock on the date of grant and may be exercisable for up to ten years.

Recent Sales of Unregistered Equity Securities

On February 15, 2008, we issued 1,233,720 shares of our common stock upon the conversion of $68,175 of convertible debt and accrued interest.  The debt and accrued interest was converted at $0.075 per share.

On March 25, 2008, we issued 504,065 shares of our common stock upon the conversion of $15,500 of convertible debt.  The debt was converted at approximately $0.03 per share.

We offered and sold the securities in reliance on an exemption from federal registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. We relied on this exemption and rule based on the fact that there were a limited number of investors, all of whom were accredited investors and (i) either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment, and (ii) we had obtained subscription agreements from such investors indicating that they were purchasing for investment purposes only. The securities were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The disclosure contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made only as permitted by Rule 135c under the Securities Act.

ITEM 6.                  SELECTED FINANCIAL DATA
                    Not applicable.

ITEM 7.      PLAN OF OPERATION.

(a)           Plan of operation

China Nuvo Solar Energy, Inc. (the “Company”) formerly known as Interactive Games, Inc. (“Interactive”), was previously known as Torpedo Sports USA, Inc. (“Torpedo Sports”).

Pursuant to an Agreement and Plan of Reorganization dated as of April 23, 2007, as amended on July 25, 2007 (the “Share Exchange”), by and between the Company and Nuvo Solar Energy, Inc., a Colorado corporation (“Nuvo”) incorporated on April 13, 2006, we and Nuvo entered into a share exchange whereby all of the issued and outstanding capital stock of Nuvo, on a fully-diluted basis, was exchanged for like securities of the Company, and whereby Nuvo became our wholly owned subsidiary.  The Share Exchange was effective as of July 25, 2007, upon the completed filing of Articles of Exchange with the Nevada Secretary of State and a Statement of Share Exchange with the Colorado Secretary of State.  Contemporaneously with the Share Exchange, we changed our name to “China Nuvo Solar Energy, Inc.”

Nuvo was formed for the purpose of seeking a business opportunity in the alternate energy or “next-generation energy" sector. This industry sector encompasses non-hydro carbon based energy production and renewable energy technologies that are “net-zero" or emissions free.

On June 9, 2006 Nuvo signed a license agreement with Photovoltaics.com, Inc. (“PV”), Hutchinson Island, Florida.  Nuvo acquired exclusive worldwide rights to PV's solar cell technology relating to a multiple stacked solar cell using wave guide transfers. This license agreement includes all patents issued pursuant to certain patent applications or amendments that have been filed and the rights to use all applicable copyrights, trademarks and related intellectual property obtained on or in connection with the process and products. As consideration for this license, Nuvo paid a total aggregate license fee of $250,000.   The term of the license is for 10 years, automatically renewable for successive ten year terms under the same terms and conditions as provided for in this agreement.  Nuvo also agreed to pay PV a fee of $180,000 over the first three years of the agreement to act as a consultant.

On January 23, 2008, the Company purchased from PV the patents related to the solar technology in exchange for 2,000,000 restricted shares of common stock of the Company.  The Company now owns all rights, title and interest in the patents, including all issued patents or other intellectual property arising from the patents worldwide.  The Company valued the common stock at $0.075 per share (the market price of the common stock on November 16, 2007, the date the parties agreed to the number of shares to be issued) and accordingly, increased its intellectual property asset by $150,000 on the July 31, 2008 balance sheet included herein.

OVERVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto for the years ended July 31, 2007 and 2006.  The financial statements presented for the years ended July 3 1 , 2008 and 2007 include the Company and IGAM from  July 25, 2007 (the date of the Share Exchange) and Nuvo ~~its wholly-owned subsidiary~~.

In light of the foregoing, the historical data presented below is not indicative of future results. You should read this information in conjunction with the audited consolidated financial statements of the Company, including the notes to those statements and the following “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.

The Company’s financial statements for the years ended July 31, 2008 and 2007 have been prepared on a going concern basis, which contemplates the realization of its remaining assets and the settlement of liabilities and commitments in the normal course of business.  The Company has incurred significant losses since its inception and has a working capital deficit of approximately $1, 640 ,000 ~~1,316,000~~, and an accumulated shareholders’ deficit of approximately $ 1,283 ,000 ~~1,812000~~ as of July 31, 2008.  Nuvo has not yet earned any sources of revenue.

These factors raise substantial doubt about the Company’s ability to continue as a going concern.  There can be no assurance that the Company will have adequate resources to fund future operations or that funds will be available to the Company when needed, or if available, will be available on favorable terms or in amounts required by the Company.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On November 27, 2007, we executed a Collaboration and Development Agreement (the “Agreement”) with Pioneer Materials, Inc. (“PMI”) of Torrance, California. Under the terms of the Agreement, PMI will build, equip, operate and manage, for our benefit, a product development, testing and prototype manufacturing facility in PMI’s Chengdu, Sichuan, China facility located in Chengdu’s West High Tech development zone.  The agreement with PMI has the objective to develop, test and manufacture prototypes of solar energy products using our licensed technology based on an invention titled “Photovoltaic cell with integral light transmitting waveguide in a ceramic sleeve”.  Additionally, PMI will provide technical, engineering development, testing and manufacturing employees and support staff.  The term of the Agreement is for one year, with automatic six-month renewal periods unless terminated by the parties.  Pursuant to the terms of the Agreement, the Company agreed to pay PMI $2,500 per month and PMI is eligible to receive up to 4,000,000 shares of our common stock, of which 500,000 shares of common stock were issued upon the execution of the Agreement, upon the satisfactory completion of certain milestone accomplishments in the Agreement.   The future milestones and potential shares to be issued are as follows:

 Hiring of staff and readying of equipment              500,000
 Demonstration of working single-junction
    solar cell with efficiency greater than 4%             500,000
Demonstration of working single-junction
    or multiple junction cell with efficiency
    greater than 10%                                                  2,500,000

No further shares have been issued.  PMI is a manufacturer and supplier of materials for the semiconductor, hard drive media, optical media and photonic industries.  PMI is developing for the solar energy industry advanced materials for thin film photovoltaics (solar cell) processing.

In May of 2008, the Chengdu region of China experienced a catastrophic earthquake.  As a result of this earthquake and the after effects including significant problems with the delivery of electricity, PMI suspended their development work for a significant period of time.  We continue to work with PMI under the Collaboration Agreement, however, there has been no significant progress on product development and we continue to explore alternative avenues for development of our technology.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended July 31, 2008, net cash used in operating activities was $ 553,302 ~~476,326~~ compared to $ 585,335 ~~736,924~~ for the year ended July 31, 2007.  Net loss was $1, 310,229 ~~1,145,702~~ for the year ended July 31, 2008 compared to  $ 8,567,965 ~~8,296,757~~ for the year ended July 31, 2007. The net loss in the current period includes net non-cash expenses of $ 555,731 ~~577,315~~, comprised of $ 572,010 ~~468,583~~  are costs associated with the issuance of common stock and warrants and $32 3,424 ~~321,842~~  of depreciation and amortization expense.  These expenses were offset by a decrease of $2 78,417 ~~213,110~~  in the derivative liabilities of the Company related to the unsecured convertible debentures , as well as the minority interest of Interactive Entertainment Group, Inc. For the year ended July 31, 2007 the net loss included an impairment expense of $8 million.  The expense resulted from management’s annual impairment review of goodwill. Goodwill was recorded as a result of the shares issued in the Share Exchange exceeding the fairmarket value of the net assets acquired.

Net cash used in investing activities for the year s ended July 31, 200 8 and 2007 was $3,501 and $ 100,000 respectively. The 2008 amount was the purchase of office equipment and the 2007 amount was a result of payments made to acquire intellectual property rights.

Net cash provided by financing activities for the year ended July 31, 2008 was $ 524,721 ~~444,245~~  compared to $ 683,185 ~~785,557~~  for the year ended July 31, 2007. For the year ended July 31, 2008, the Company received net proceeds of $ 718,285 ~~685,300~~  on the issuance of notes payable and convertible debentures and $50,000 from the sale of subsidiary common stock.  These amounts were used for ~~offset by~~  the repayment of $14 4,605 ~~142,105~~  of notes payable, $7 5 ,650 paid for placement fees related to convertible debentures and $23,300 paid in exchange for a note receivable from a related party.  The significant activity for the year ended July 31, 2007 included the Company receiving proceeds of $ 687,000 ~~530,949~~  from the sale of common stock and $ 541,793 ~~359,027~~  on the issuance of notes payable.  The Company repaid notes payable totaling $ 546,117 ~~50,569 and paid $53,580 in exchange for notes receivable from related parties~~.

For the year ended July 31, 2008, cash and cash equivalents decreased by $32,08 2 ~~32,084~~ and $2 ,150 ~~2,133~~  for the year ended July 31, 2007.  Ending cash and cash equivalents at July 31, 2008 was $9 42 ~~938~~  compared to $33,02 4 ~~33,021~~  at July 31, 2007.

We have limited cash and cash equivalents on hand and need to raise funds to continue to be able to support our operating expenses and to meet our other obligations as they become due.  Sources available to us that we may utilize include the sale of unsecured convertible debentures, as well as the exercise of outstanding options and warrants, all of which may cause dilution to our stockholders.   The debt financing may include loans from our officers and directors.  Although our balance sheet includes current liabilities of approximately $1,748,000, a portion of this amount are in the form of a derivative liability of $572,238 and convertible notes of $300,000.  These amounts, plus other related party loans and accrued and unpaid interest may be converted to common stock, thereby reducing considerably our debt service obligations.  Nevertheless, we will be required to raise funds in order to fund our operations and costs associated with being a public company.

  Over the next twelve months management will be re-examining its business plan.  We do  not intend to enter into any additional direct development of our technology.   Rather, we plan to become an incubator of the solar technology we currently own and technology that we may acquire in the future. We currently do not have any agreements to acquire any additional technology.  In order to acquire additional technology we would either have to raise additional money through equity or debt financing or in the alternative issue shares of our common stock. We intend to study the feasibility of sub-licensing or entering into other types of agreements with third parties, whereby the third party will compensate us by paying a license fee and subsequent royalties.  The compensation may be in the form of cash or in the licensee’s common stock.  Through our established relationships we plan to focus on the identification, acquisition and potential license or resale of renewable and alternative energy technologies.

OPERATING EXPENSES

Operating expenses for the year ended July 31, 2008 were $1, 290,518 ~~1,058,332~~  compared to expenses of $ 537,502 ~~1,071,487~~  for the year ended July 31, 2007.  The 2008 expenses includes stock compensation costs of $ 572,010 ~~468,583~~  comprised of the issuance of 5,000,000 options to directors and officers of the Company valued at $285,000 (based on the Black-Scholes option pricing model), the issuance of 1,100,000 shares of common stock, valued at $88,000 or $0.08 per share (the market price of the common stock on the date of issuance) issued to the placement agent as part of their fee related to the convertible debentures, the Black-Scholes option pricing model cost of $35,125 for the issuance to two third parties of the aggregate of 375,000 warrants to purchase shares of common stock at $0.10 per share, the extension of warrants, valued at $8,250 (based on the Black-Scholes option pricing model), that were to expire, $ 101,667 ~~35,000~~  deferred stock compensation expensed, $4,500 for the issuance of 50,000 shares of common stock valued at $0.07 (the market price of the common stock on the date of issuance) , ~~and~~  $24,376 amortization of stock based compensation and the payment of $25,000 of  accounting fees by the issuance of 250,000 shares of subsidiary common stock   The 375,000 warrants were issued in conjunction with notes payable issued of $125,000.  Legal and accounting expenses of $ 86,992 ~~66,892~~  were incurred for the year ended July 31, 2008 related to the Share Exchange, as well as public company expenses.  Management and consulting fees of $ 448,500 ~~319,000~~  are comprised of fees we pay our chief executive officer ($10,000 per month), corporate secretary ($3,000 per month) and a financial consultant ($2,250 per month beginning in October 2007), and $5,000 per month under our Licensing Agreement with PV. Also included were fees accrued and unpaid by our subsidiary of $50,000 to our CEO and $60,000 to the subsidiary’s President.   Other expenses of $ 158,016 include s rent ($36,099), travel ($37,768) ~~depreciation and amortization of $75,859~~  and general and administrative costs of $ 84,149 ~~116,283~~ .

OTHER INCOME (EXPENSE)

Other income, net for the year ended July 31, 2008 was $ 26,311 ~~87,418~~  compared to $ 8,030,463 ~~343,545~~  for the year ended July 31, 2007.  The increase in derivative liabilities included in other income (expenses) for the year ended July 31, 2008 is $2 78,417 compared to an expense of $15, 655 ~~15,565~~  for the year ended July 31, 2007.   Also included in other expenses for the year ended July 31, 200 is the expense of $8 million related to the impairment of goodwill that was recorded in the Share Exchange. Interest expense for the year ended July 31, 2008 was $393,671 compared to $10,522 for the year ended July 31, 2007. The 2008 included interest expense for the entire year compared to interest expense of the Company from the date of the Share Exchange (July 25, 2007) for the year ended July 31, 2007.   Interest expense for the years ended July 31, 2008 and 2007 is summarized as:

	July 31,
	2008	2007

Amortization of debenture note discounts	$ 296,833	$ -
Debenture interest	23,890	-
Notes interest, related	28,518	6,868
Note and other interest	19, 430	3,654

	$ 3 68,671	$ 10,522

(c)           Off-Balance sheet arrangements

During the fiscal year ended July 31, 2008, the Company did not engage in any off-balance sheet arrangements as defined in Item 303(c) of the SEC’s Regulation S-B.

ITEM 8 .  FINANCIAL STATEMENTS.

The financial statements and related information required to be filed are indexed and begin on page F-1 and are incorporated herein.

ITEM 9 .                            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9 A(T).                                CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that review and evaluation, the CEO and CFO have concluded that as of July 31, 2008 disclosure controls and procedures, were not effective to ensure that information relating to us required to be disclosed in our Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company first intends to focus  it’s efforts on stabilizing the business as a going concern, and secondly, designing and installing effective controls as soon as cash flow, and funding to do so become available.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a set of processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;
•
Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may still occur.

Our CEO and CFO have evaluated the effectiveness of our internal control over financial reporting as described in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report based upon criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon our management’s discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below.

Changes in Disclosure Controls and Procedures

Based on our observations, it does not appear that there is an adequate level of accounting staffing to allow sufficient time for the accounting department to (i) perform a review, (ii) to adequately prepare for our annual audit, (iii) research all applicable accounting pronouncements as it relates to the Company’s financial statements and the underlying disclosures, and (iv) to timely prepare its 10-KSB along with its financial statement disclosure schedules. Inadequate levels of accounting personnel have caused the Company difficulty in filing its 10-KSB within the required time frame.   Based on this evaluation, management has concluded that there was insufficient documentation of policies, procedures and controls, as well as testing surrounding these controls and the Company lacks formal controls over equity reporting and disclosure.

We believe inadequate staffing, and the other conditions mentioned, both individually, and when aggregated constitute material weaknesses and have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, management believes the financial statements included are fairly presented in accordance with GAAP.

In connection with the 2007 audit and the 2008 quarterly reviews, our independent registered public accounting firm has advised us and our Board of Directors that there are material weaknesses in our internal controls and procedures.  The identified material weaknesses primarily relate to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, as well as the overall financial reporting process.  These material weaknesses have caused significant delays in our financial reporting process.  We are currently considering certain steps to correct the material weaknesses by enhancing our reporting process in the future.  Enhancing our internal controls to correct the material weaknesses will result in increased costs to us.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Evaluation of Disclosure Controls and Procedures

~~A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that review and evaluation, the CEO and CFO have concluded that as of July 31, 2008 disclosure controls and procedures, as were effective at ensuring that the material information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as required in the application of SEC rules and forms.~~

~~In connection with the 2007 audit and the 2008 quarterly reviews, our independent registered public accounting firm has advised us and our Board of Directors that there are material weaknesses in our internal controls and procedures. The identified material weaknesses primarily relate to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, as well as the overall financial reporting process. These material weaknesses have caused significant delays in our financial reporting process. We are currently considering certain steps to correct the material weaknesses by enhancing our reporting process in future. Enhancing our internal controls to correct the material weaknesses will result in increased costs to us.~~

Management’s Report on Internal Controls over Financial ~~Reporting~~

~~Our management is responsible for establishing and maintaining adequate internal  control over financial reporting. Internal control over financial reporting is a set of processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:~~

 ~~•~~	~~Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;~~
 ~~•~~
~~Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and~~

 ~~•~~	~~Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.~~

~~Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of internal control, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.~~

~~Our CEO and CFO have not evaluated the effectiveness of our internal control over financial reporting as described in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report based upon criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) due to the fact that the we do not have the personnel resources or technological infrastructure in place to perform the evaluation. Based upon our management’s discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were effective.~~

~~This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report. Changes in Internal Control over Financial Reporting There have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.~~

Changes in Internal Control over Financial Reporting

~~There have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.~~

ITEM 9 B.                      OTHER INFORMATION.

Not applicable.

PART III

ITEM 10 .                            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

(a)           Identification of directors and executive officers

The following table sets forth the name, age, position and office term of each executive officer and director of the Company.

Name	Age	Position
Henry Fong	73	President, Chief Executive Officer and Director
Stephen D. King	52	Director
Richard W. Perkins	77	Director
Christopher T. Dahl	65	Director
Barry S. Hollander	51	Chief Financial Officer
Thomas B. Olson	42	Secretary

Henry Fong.  Mr. Fong has been the president, chief executive officer, and a director of the Company since March 2002 and president and a director of Nuvo since its inception in April 2006.  Mr. Fong was the president, treasurer and a director of Hydrogen Power, Inc. from its inception in 1983 until January 2, 2007. Mr. Fong has been a director of FastFunds Financial Corporation, a publicly traded company, since June 2004. Mr. Fong has been president and a director of Equitex 2000, Inc. since its inception in 2001. Mr. Fong has been the president and a director of Inhibiton Therapeutics, Inc. since its inception in May 2004. Inhibiton Therapeutics is a publicly held company performing research and development on new cancer therapies. From 1959 to 1982, Mr. Fong served in various accounting, finance and budgeting positions with the Department of the Air Force. During the period from 1972 to 1981 he was assigned to senior supervisory positions at the Department of the Air Force headquarters in the Pentagon. In 1978, he was selected to participate in the Federal Executive Development Program and in 1981, he was appointed to the Senior Executive Service. In 1970 and 1971, he attended the Woodrow Wilson School, Princeton University and was a Princeton Fellow in Public Affairs. Mr. Fong received the Air Force Meritorious Civilian Service Award in 1982. Mr. Fong has passed the uniform certified public accountant exam. In March 1994, Mr. Fong was one of twelve CEOs selected as Silver Award winners in FINANCIAL WORLD magazine's corporate American "Dream Team."

Stephen D. King.  Mr. King has been a director since November 2006.  Mr. King was elected chief executive officer of Wits Basin Precious Minerals, Inc., a publicly traded mineral exploration company, effective September 15, 2006 and has served as a director since July 8, 2004.  Mr. King also served as president of Wits Basin from May 15, 2006 to September 15, 2006. Since October 2000, Mr. King has served as president of SDK Investments, Inc., a private investment firm located in Atlanta, Georgia specializing in corporate finance and investing. He served as president, from January 1994 until July 2000 and chairman until October 2000, of PopMail.com, Inc., a publicly traded company with businesses in the hospitality and Internet sectors.

Richard W. Perkins.  Mr. Perkins has over 50 years experience in the investment business, has been President and Investment Manager for Perkins Capital Management since October 1994.  Perkins Capital Management, with assets under management exceeding $248 million, is a registered investment advisor with significant experience in individual and institutional capital management including working directly with the public markets emphasizing the micro-cap sector.  Mr. Perkins is also a director of several public companies including: Synovis Life Technologies, Inc. since 1984, Nortech Systems, Inc. since 1993, Lifecore Biomedical, Inc. since 1972, and Vital Images, Inc. since 1985.

Christopher T. Dahl.  For the past five years Mr. Dahl has been the President and owner of CTD Properties, a privately-held company that manages various investments including real estate ownership and development.  Mr. Dahl, who was the founder and President of Children’s Broadcasting Corp., has significant past experience in the media industry including executive management and board of director positions with publicly-traded companies that owned and operated radio stations and provided public media content.

Barry S. Hollander.  Mr. Hollander has been chief financial officer of the Company since 2002.  Mr. Hollander has been the chief financial officer of VP Sports, a privately-held company, since March 1999.  From 1994 to 1999, Mr. Hollander was the chief financial officer of California Pro Sports, Inc., an in-line skate importer, marketer and distributor.  In 1999 California Pro merged with Imaginon, Inc.  Mr. Hollander has been in the sporting goods industry since 1980 in various accounting, senior management and executive positions. Mr. Hollander has a BS degree from Fairleigh Dickinson University and passed the uniform certified public accountant exam.

Thomas B. Olson.  Mr. Olson has been secretary of the Company since March 2002 and has been secretary and treasurer of Nuvo since its inception in April 2006.  Mr. Olson was secretary of Hydrogen Power, Inc., a publicly-traded alternative energy company, from January 1988 to April 5, 2007.  Mr. Olson served as a director of Chex Services, formerly a subsidiary of Hydrogen Power, Inc., from May 2002 to January 2006. Mr. Olson has been Secretary of Equitex 2000, Inc. since its inception in 2001. Mr. Olson has been the secretary of Inhibiton Therapeutics, Inc. since its inception in May 2004. Inhibiton Therapeutics is a publicly held company performing research and development on new cancer therapies. From August 2002 to July 2004, Mr. Olson was secretary of El Capitan Precious Metals, Inc., a publicly traded company with ownership interests in mining properties. Mr. Olson has attended Arizona State University and the University of Colorado at Denver.

(b)           Significant employees

Not applicable.

(c)           Family relationships

None.

(d)           Involvement in certain legal proceedings

Not applicable.

Code of Ethics

In 2003 we adopted a Code of Ethics for Senior Financial Management to promote honest and ethical conduct and to deter wrongdoing.  This Code applies to our Chief Executive Officer, Chief Financial Officer, controller, principal accounting officer and other employees performing similar functions.  The obligations of the Code of Ethics supplement, but do not replace, any other code of conduct or ethics policy applicable to our employees generally.

Under the Code of Ethics, all members of the senior financial management shall:

•	Act honestly and ethically in the performance of their duties at our company,
•	Avoid actual or apparent conflicts of interest between personal and professional relationships,
•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the SEC and in other public communications by our company,
•	Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting,
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member's independent judgment to be subordinated,
•	Respect the confidentiality of information acquired in the course of work, except when authorized or legally obtained to disclosure such information,
•	Share knowledge and maintain skills relevant to carrying out the member's duties within our company,
•	Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community,
•	Achieve responsible use of and control over all assets and resources of our company entrusted to the member, and
•
Promptly bring to the attention of the Chief Executive Officer any information concerning (a) significant deficiencies in the design or operating of internal controls which could adversely to record, process, summarize and report financial date or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting or internal controls.

We will provide a copy of the Code of to any person without charge, upon request.  Requests can be sent to China Nuvo Solar Energy, Inc., 319 Clematis Street, Suite 703, West Palm Beach, Florida 33401.

Corporate Governance

There have been no material changes to procedures by which security holders may recommend nominees to our board of directors.

We currently have no standing audit or nominating committees of our board of directors.  Our entire board of directors currently performs these functions.  While we currently have no standing audit or nominating committee, we have determined that Mr. Dahl would be considered an audit committee financial expert.

ITEM 1 1 .                            EXECUTIVE COMPENSATION.

(a)           General

The following tables set forth all of the compensation awarded to, earned by or paid to:

In Table (1):  (i) each individual serving as our principal executive officer during the fiscal years ended July 31, 2007 and 2008; (ii) each other individual that served as an executive officer at the conclusion of the fiscal year ended July 31, 2008 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “Interactive named executives”).

In Table (2): each individual serving as Nuvo’s principal executive officer during the fiscal year ended July 31, 2007 (collectively, the “Nuvo named executives”).

(b)           Summary compensation tables

Table 1. Summary Compensation of Executive Officers – Interactive Games, Inc.

Name and Principal Position	Year	Salary	Bonus	Equity Awards (1)	Option Awards(1)	All Other Compensation	Total
Henry Fong Chief Executive Officer & President	2008 2007	$120,000 $80,000	- $275,561	- $66,214	$57,000 -	- -	$177,000 $421,775

(1)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended July 31, 2008 and 2007, in accordance with SFAS 123(4) of stock option awards.  Assumptions used in calculating these amounts are included in Note 6 to our audited financial statements for the fiscal year ended July 31, 2008, which are included elsewhere in this report.

Table 2. Summary Compensation of Executive Officers – Nuvo Solar Energy, Inc.

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total
Henry Fong Chief Executive Officer & President	2007	$43,000	-	-	-	$43,000

 (c)           Narrative disclosure to summary compensation table.

During the fiscal year ended July 31, 2007, we had a month-to-month arrangement with Mr. Fong for his management services, whereby we paid Mr. Fong a monthly management fee of $6,667 in consideration of his services to the Company as President and Chief Executive Officer.

In July 2007, Mr. Fong , converted $90,000 in accrued fees owed to him into 642,857, shares of our common stock at a conversion price of $0.14 per common share.  In addition, Mr. Fong received warrants to purchase 642,857 shares of our common stock for a period of two years at an exercise price of $0.10 per share.   These warrants were valued using the Black-Scholes option pricing model and determined to have a value of $66,214, which amounts are included as “Equity Awards” in the Summary Compensation Table for the fiscal year ended July 31, 2007.

In August 2007, the Board of Directors approved a bonus plan for Mr. Fong through which Mr. Fong is to be paid an annual bonus equal to 2.5% of the increase in market capitalization for the Company’s common stock.  Accordingly, a bonus was accrued, but not yet paid, equaling $275,561 for the fiscal year ended July 31, 2007.  There was no bonus accrued or paid for the fiscal year ended July 31, 2008.

On November 27, 2007, the Board of Directors granted 1,000,000 options to purchase shares of common stock under our 2007 Stock Option Plan (the “2007 Plan”) to Mr. Fong.  The options granted have an exercise price of $0.07 per share (the market price of our common stock on the date of the grant) and expire November 27, 2012.  These options were valued using the Black-Scholes option pricing model and determined to have a value of $57,000, which amounts are included as “Option Awards” in the Summary Compensation Table for the fiscal year ended July 31, 2008.

Nuvo did not have any formal employment agreements with its officers.  Nuvo paid Mr. Fong a management fee of $3,000 per month for his services until June 2007.

Beginning in July 2007, our board of directors authorized a management fee of $10,000 per month for Mr. Fong.

(d)           Outstanding equity awards at fiscal year end table.

The following table sets forth information regarding each unexercised option and non-vested stock award held by each of our named executive officers as of July 31, 2008.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Henry Fong	900,000 1,000,000	- -	$0.20 $0.07	1/16/2009 11/27/2012

(e)           Additional narrative disclosure.

We currently have no retirement plans or similar benefits for our officers.  We also have no contracts or agreements with our officers for payments that may result neither from their resignation, retirement, or other termination, nor in the event of a change in control.

(f)           Compensation of directors

We do not pay fees to our directors for attendance at meetings of the board; however, we may adopt a policy of making such payments in the future.  We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

On November 27, 2007, the Board of Directors granted 1,000,000 options to purchase shares of common stock under our 2007 Stock Option Plan (the “2007 Plan”) to each of our independent directors Messrs. King, Perkins and Dahl.  The options granted have an exercise price of $0.07 per share (the market price of our common stock on the date of the grant) and expire November 27, 2012.  These options were valued using the Black-Scholes option pricing model and determined to have a value of $171,000, or $57,000 per director.

ITEM 1 2 .                            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth information known to the Company with respect to the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the outstanding common stock of the Company as of November 11, 2009 by: (1) each person known by the Company to beneficially own 5% or more of the Company’s outstanding common stock; (2) each of the named executive officers as defined in Item 402(a)(3); (3) each of the Company’s directors; and (4) all of the Company’s named executive officers and directors as a group. The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

~~The following table sets forth information known to the Company with respect to the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the outstanding common stock of the Company as of October 31, 2008 by (1) each person known by the Company to beneficially own 5% or more of the Company’s outstanding common stock, (2) each named executive officer (as defined in Item 402(a)(2) of Regulation S-B promulgated under the Securities Act of 1933, as amended), (3) each of the Company’s directors and (4) all of the Company’s named executive officers and directors as a group. The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.~~

Name of Beneficial Owner	Number of Shares of Preferred Stock Beneficially Owned	Percent of Preferred Stock (1)	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock (1)
Henry Fong 319 Clematis Street – Ste 703 West Palm Beach, FL 33401	520,953 (2)	97.20%	26,348,948 (3)	12.5%
Stephen D. King 900 IDS Center 80 South 8th Street, Minneapolis, MN 55402	-	0	2,000,000 (4)	1.0%
Richard W. Perkins 730 E Lake Street Wayzata, MN 55391	-	0	28,742,406 (5)	13.8%
Christopher T. Dahl 5404 Intercachen Blvd Edina, MN 55436	-	0	3,424,241 (6)	1.6%
All Executive Officers and Directors as a Group (4 persons)	520,953	97.20%	65,967,189 (7)	30.4%
Wayne W. Mills 2125 Hollybush Rd Medina, MN 55340	-	-	19,960,595 (8)	9.6%
Gulfstream Financial Partners 319 Clematis Street – Ste. 703 West Palm Beach, FL 33401	36,110 (9)	6.74%	18,059,614 (9)	8.7%
__________
* means less than 1%

(1)	As of October 31, 2008, 206,676,431 shares of our common stock and 520,953 shares of our preferred stock were outstanding.
(2)
Includes (i) 36,110 shares of preferred stock held by a partnership in which Mr. Fong is a partner, (ii) 164,473 shares of preferred stock held by a corporation in which Mr. Fong is an 80% shareholder, (iii) 123,069 shares of preferred stock held by another corporation in which Mr. Fong is an 80% shareholder and (iv) 197,301 shares of preferred stock held by a corporation in which Mr. Fong is an officer.

(3)
In addition to 1,692,591 shares of common stock and warrants to purchase 642,857 shares of common stock owned directly by Mr. Fong, this includes: (i) 900,000 shares underlying options granted under our 2003 Stock Option Plan and 1,000,000 shares underlying options granted under our 2007 Stock Option Plan; (ii) warrants to purchase 642,857 shares of common stock; (iii) 17,930,650 shares of common stock and warrants to purchase 128,964 shares of common stock owned by Gulfstream Financial Partners, of which Mr. Fong is the sole partner (which is separately identified in this stockholder table); (iv) 587,400 shares of common stock and warrants to purchase 587,400 shares of common stock owned by a corporation in which Mr. Fong is an officer and director; (v) 439,553 shares of common stock and warrants to purchase 439,533 shares of common stock held by another corporation in which Mr. Fong is an 80% shareholder; and (vi) 2,000,000 shares owned by Mr. Fong’s children.

(4)	Consists of warrants to purchase 1,000,000 shares of the Company’s common stock and 1,000,000 shares underlying options granted under our 2007 Stock Option Plan.
(5)
In addition to 1,000,000 shares of common stock held directly by Mr. Perkins, this includes: (i) 1,000,000 shares underlying options granted under our 2007 Stock Option Plan; (ii) 1,500,000 shares of common stock held by a limited partnership of which Mr. Perkins is the general partner; (iii) 1,000,000 shares owned by a Corporation in which Mr. Perkins is a principal and stockholder; and (iv) 24,242,406 shares of common stock held by Richard W. Perkins Trust U/A 6/14/78 FBO Richard W. Perkins.

(6)	In addition to 2,424,421 shares owned personally by Mr. Dahl, this includes 1,000,000 shares underlying options granted under our 2007 Stock Option Plan.
(7)
Includes 6,650,000 shares underlying options granted under our 2003 Stock Option Plan, 5,000,000 shares underlying options granted under our 2007 Stock Option Plan, and warrants to purchase 3,379,132 shares of our common stock.

(8)
Includes (i) 5,363,632 shares of common stock and warrants to purchase 800,000 shares of common stock held directly by Mr. Mills, (ii) 4,000,000 shares and warrants to purchase 100,000 shares of common stock held by a limited liability company of which Mr. Mills is the sole member, and (iii) 9,696,963 shares held by limited liability company of which Mr. Mills holds 50% of the membership interest.

(9)	Mr. Fong, our President, Chief Executive Officer and Director, is a partner of Gulfstream Financial Partners. Includes warrants to purchase 128,964 shares of common stock.

 (c)           Changes in control

We are not aware of any arrangements that could result in a change in control of the Company.

ITEM 1 3 .                            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

(a)           Transactions with related persons.

During the fiscal year ended July 31, 2008, we repaid outstanding promissory notes to Henry Fong, our President and Chief Executive Officer, in the amount of $46,987 leaving a principal balance due of $2,889 with accrued interest of $229 at July 31, 2008.  The remaining balance outstanding carries an interest rate of 10% and is due on demand.

During the fiscal year ended July 31, 2008, we issued promissory notes totaling $13,500 to a corporation controlled by Henry Fong, our President and Chief Executive Officer.  We also repaid $40,531 to the corporation on certain of these promissory notes as well as notes issued in prior periods.  As of July 31, 2008, we owed the corporation $6,093 in principal and accrued interest of $499.  The remaining balances on these notes carry an interest rate of 10% and are due on demand.

Director Independence

Our board of directors has four directors and has no standing sub-committees at this time due to the associated expenses and the small size of our board.  We are not currently listed on a national securities exchange that has requirements that a majority of the board of directors be independent, however, the board has determined that Stephen D. King, Richard W. Perkins, and Christopher T. Dahl are each “independent” under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc., which is the definition that our board has chosen to use for the purposes of the determining independence.

In performing the functions of the audit committee, our board oversees our accounting and financial reporting process.  In this function, our board performs several functions.  Our board, among other duties, evaluates and assesses the qualifications of the Company’s independent auditors; determines whether to retain or terminate the existing independent auditors; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit and audit procedures on an annual basis; reviews and approves the retention of independent auditors for any non-audit services; reviews the independence of the independent auditors; reviews with the independent auditors and with the Company’s financial accounting personnel the adequacy and effectiveness of accounting and financial controls and considers recommendations for improvement of such controls; reviews the financial statements to be included in our annual and quarterly reports filed with the Securities and Exchange Commission; and discusses with the Company’s management and the independent auditors the results of the annual audit and the results of our quarterly financial statements. While we do not currently have a standing compensation committee, our non-employee director considers executive officer compensation, and our entire board participates in the consideration of director compensation.  Our non-employee board members oversee our compensation policies, plans and programs.  Our non-employee board members further review and approve corporate performance goals and objectives relevant to the compensation of our executive officers; review the compensation and other terms of employment of our Chief Executive Officer and our other executive officers; and administer our equity incentive and stock option plans.  Each of our directors participates in the consideration of director nominees.  In addition to nominees recommended by directors, our board will consider nominees recommended by shareholders if submitted in writing to our secretary.  Our board believes that any candidate for director, whether recommended by shareholders or by the board, should be considered on the basis of all factors relevant to our needs and the credentials of the candidate at the time the candidate is proposed.  Such factors include relevant business and industry experience and demonstrated character and judgment.

~~ITEM 13. EXHIBITS~~

~~Exhibits~~

~~2.1~~	~~Agreement and Plan of Reorganization by and between the Company and Nuvo Solar Energy, Inc. dated April 23, 2007. (incorporated by reference to Company’s Form 8-K filed on May 1, 2007)~~

~~2.2~~
~~Amendment No. 1 to Agreement and Plan of Reorganization by and between the Company and Nuvo Solar Energy, Inc. dated July 25, 2007. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~2.3~~
~~Articles of Exchange relating to the share exchange by and between Interactive Games, Inc. and Nuvo Solar Energy, Inc. as filed with the Nevada Secretary of State on July 25, 2007. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~2.4~~
~~Statement of Share Exchange relating to the share exchange by and between Interactive Games, Inc. and Nuvo Solar Energy, Inc. as filed with the Colorado Secretary of State on July 25, 2007. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~3.1~~	~~Amended and Restated Articles of Incorporation of Interactive Games, Inc. (incorporated by reference to Company’s Form 8-K filed on July 5, 2007).~~

~~3.2~~	~~Amended and Restated Bylaws of Interactive Games, Inc. (incorporated by reference to Company’s Form 8-K filed on July 5, 2007).~~

~~3.3~~	~~Amended and Restated Articles of Incorporation of China Nuvo Solar Energy, Inc. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~3.4~~	~~Certificate of Designation of Series A Preferred Stock. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~4.1~~	~~Form of promissory note made by the Company in favor of certain investors in July 2007. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~4.2~~
~~Form of warrant issued by the Company to certain investors on July 2007. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007) 10.1 Agreement between the Company and Photovoltiacs.com, Inc. dated June 9, 2006, as amended. (incorporated by reference to Company’s Form 8-K filed on July 31, 2007)~~

~~14.1~~	~~Code of Ethics. (filed herewith)~~

~~21.1~~	~~List of Subsidiaries. (filed herewith).~~

~~31.1~~	~~Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith).~~

~~31.2~~	~~Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith).~~

~~32.1~~	~~Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith).~~

~~32.2~~	~~Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith).~~

ITEM 14.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Hawkins Accounting served as our certifying accountant for the fiscal years ended July 31, 2008 and 2007.

 Fiscal Year ended July 31, 2008

Audit Fees

Fees for audit services billed for the fiscal year ended July 31, 2008 were $38,100 and consisted of (i) audit of the Company’s annual financial statements; (ii) reviews of the Company’s quarterly financial statements; (iii) consultations on financial accounting and reporting matters arising during the course of the audit and reviews.

Audit-Related Fees

There were no other aggregate fees billed in the fiscal year ended July 31, 2008 for assurance and related services by the principal accountants that were reasonably related to the performance of the audit or review of the financial statements that were not reported above.

Tax Fees

There were no aggregate fees billed in the fiscal year ended July 31, 2008 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All Other Fees

There were no other fees billed in the fiscal year ended July 31, 2008 for any other service provided by Hawkins accounting.

Fiscal Year ended July 31, 2007

Audit Fees

Fees for audit services billed for the fiscal year ended July 31, 2007 were $24,000 and consisted of (i) audit of the Company’s annual financial statements; and (ii) consultations on financial accounting and reporting matters arising during the course of the audit and reviews.

Audit-Related Fees

There were no other aggregate fees billed in the fiscal year ended July 31, 2007 for assurance and related services by the principal accountants that were reasonably related to the performance of the audit or review of the financial statements that were not reported above.

Tax Fees

There were no aggregate fees billed in the fiscal year ended July 31, 2007 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All Other Fees

During the fiscal year ended July 31, 2007, while acting and independent accountant to Nuvo prior to the Share Exchange, Hawkins accounting was paid $7,500 including $5,000 for audit services related to Nuvo’s December 31, 2006 audited financial statements and $2,500 for the review of Nuvo’s June 30, 2007 interim financial statements.

We do not have an audit committee currently serving and as a result each member of our board of directors performs the duties of an audit committee.  Our board of directors will evaluate and approve in advance, the scope and cost of the engagement of an auditor before the auditor renders audit and non-audit services.  We do not rely on pre-approval policies and procedures.
                                             PART IV

ITEM 15.                              EXHIBITS

Exhibits

2.1	Agreement and Plan of Reorganization by and between the Company and Nuvo Solar Energy, Inc. dated April 23, 2007. ( incorporated by reference to Company’s Form 8-K filed on May 1, 2007 )
2.2
Amendment No. 1 to Agreement and Plan of Reorganization by and between the Company and Nuvo Solar Energy, Inc. dated July 25, 2007. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )

2.3
Articles of Exchange relating to the share exchange by and between Interactive Games, Inc. and Nuvo Solar Energy, Inc. as filed with the Nevada Secretary of State on July 25, 2007. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )

2.4
Statement of Share Exchange relating to the share exchange by and between Interactive Games, Inc. and Nuvo Solar Energy, Inc. as filed with the Colorado Secretary of State on July 25, 2007. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )

3.1	Amended and Restated Articles of Incorporation of Interactive Games, Inc. (incorporated by reference to Company’s Form 8-K filed on July 5, 2007).
3.2	Amended and Restated Bylaws of Interactive Games, Inc. ( incorporated by reference to Company’s Form 8-K filed on July 5, 2007).
3.3	Amended and Restated Articles of Incorporation of China Nuvo Solar Energy, Inc. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )
3.4	Certificate of Designation of Series A Preferred Stock. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007)
4.1	Form of promissory note made by the Company in favor of certain investors in July 2007. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )

4.2	Form of warrant issued by the Company to certain investors on July 2007. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )
10.1	Agreement between the Company and Photovoltiacs.com, Inc. dated June 9, 2006, as amended. ( incorporated by reference to Company’s Form 8-K filed on July 31, 2007 )
14.1	Code of Ethics. (filed herewith)
21.1	List of Subsidiaries. (filed herewith) .
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith) .
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith) .
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith) .
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith) .

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NUVO SOLAR ENERGY, INC.
(Registrant)

Date: November 13, 2008	By: /s/ Henry Fong
Henry Fong
Principal Executive Officer

By: /s/ Barry S. Hollander
Barry S. Hollander
Principal Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: November 13, 2008	/s/ Henry Fong
Henry Fong
Director

Date: November 13, 2008	/s/ Stephen D. King
Stephen D. King
Director

Date: November 13, 2008	/s/ Richard W. Perkins
Richard W. Perkins
Director

Date: November 13, 2008	/s/ Christopher T. Dahl
Christopher T. Dahl
Director

EXHIBIT 31.1
CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Henry Fong, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB of China Nuvo Solar Energy, Inc. (the “small business issuer”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining internal disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f))for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 13, 2008	/s/ Henry Fong
Henry Fong
Principal Executive Officer

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Barry S. Hollander, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB of China Nuvo Solar Energy, Inc. (the “small business issuer”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining internal disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f))for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 13, 2008	/s/ Barry S. Hollander
Barry S. Hollander
Principal Accounting Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of China Nuvo Solar Energy, Inc. (the “Company”) on Form 10-KSB for the period ended July 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Henry Fong, Principal Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, as of, and for the periods presented in the Report.

/s/ Henry Fong
Henry Fong
Principal Executive Officer
November 13, 2008

A signed original of this written statement required by Section 906 has been provided to China Nuvo Solar Energy, Inc. and will be retained by China Nuvo Solar Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of China Nuvo Solar Energy, Inc. (the “Company”) on Form 10-KSB for the period ended July 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Barry S. Hollander, Principal Accounting Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, as of, and for the periods presented in the Report.

/s/ Barry S. Hollander
Barry S. Hollander
Principal Accounting Officer
November 13, 2008

A signed original of this written statement required by Section 906 has been provided to China Nuvo Solar Energy, Inc. and will be retained by China Nuvo Solar Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated financial statements:

Consolidated balance sheet	F-3

Consolidated statements of operations	F-4

Consolidated statement of changes in stockholders' deficit and other comprehensive income	F-5

Consolidated statements of cash flows	F-6 – F-7

Notes to consolidated financial statements	F-8 – F28

To the Board of Directors
China Nuvo Solar Energy, Inc. and Subsidiaries

TO BE PROVIDED BY HAWKINS

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
For the Years Ended 2008 and 2007

Assets

	2008	2007
Current Assets
Cash	$942	$33,024
Notes and interest receivable, related parties	53,649	27,692
Prepaid expenses and other current assets	53,400	46,000

Total current assets	107,991	106,716

Fixed assets, less accumulated depreciation of $10,312 (2008)
and $8,730 (2007)	3,896	1,977
Solar intellectual property, less accumulated depreciation of $54,166
(2008) and $29,166 (2007)	345,834	220,834
Debt issuance costs	108,199	107,783

Total assets	$565,920	$437,310

Liabilities and Shareholders’ Deficit

Current liabilities:
Bank overdraft		$9
Accrued liabilities, related parties	$527,239	450,879
Accounts payable and accrued expenses	307,783	231,498
Derivative liability convertible debentures	572,238	345,655
Notes payable	175,644	191,233
Notes payable, related party	164,932	449,783

Total current liabilities	1,747,836	1,669,057

Long-term liabilities:
Convertible debentures payable, net	101,134	154,275

Total liabilities	1,848,970	1,823,332

Shareholders’ deficit:
Preferred stock, $.001 par value; 25,000,000 shares authorized,
535,891 shares issued and outstanding	535,891	535,891
Common stock, $.001 par value, 475,000,00 shares authorized;
204,676,437 (2008) and 193,552,462 (2007) issued and outstanding	204,676	193,552
Minority interest	(61,286)
Deferred compensation	(133,333)	-
Additional paid-in capital	8,071,460	6,474,764
Retained earnings	(9,900,458)	(8,590,229)

Total shareholders' deficit	(1,283,050)	(1,386,022)

Total liabilities and shareholders' deficit	$565,920	$437,310

See accompanying notes to financial statements

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended July 31, 2008 and 2007

			From Inception
			April 16, 2006-
	2008	2007	July 31, 2008

Revenues:
Revenues	$6,600	$-	$6,600
Cost of revenues

Gross profit	6,600	-	6,600

Operating costs and expenses:
Selling, general and administrative
Bonus, related party		275,561	275,561
Consulting fees	149,750	116,000	265,750
Management fees, related parties	298,750	54,250	364,250
Stock compensation cost	572,010	-	572,010
Legal and accounting	86,992	46,547	133,539
Other	183,016	45,144	228,167

Total operating costs and expenses	1,290,518	537,502	1,839,277

Operating loss	(1,283,918)	(537,502)	(1,832,677)

Other (expenses) income
Interest expense, related parties	(28,518)	(6,868)	(36,333)
Interest expense, other	(340,153)	(3,654)	(343,807)
Interest income, related parties	2,657	-	2,657
Minority interest	61,286	-	61,286
Impairment of goodwill	0	(8,000,000)	(8,000,000)
Derivative liability expense (income)	278,417	(19,941)	258,476

Total other income (expenses)	(26,311)	(8,030,463)	(8,057,721)

Net loss	$(1,310,229)	$(8,567,965)	$(9,890,398)

Basic and diluted net loss per common share	$(0.01)	$(0.16)

Basic and diluted weighted average common shares outstanding	200,777,284	55,119,401

See accompanying notes to financial statements

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Deficit
For the Years Ended July 31, 2008 and 2007

			Additional					Total
	Common stock		paid-in	Deferred		Minority	Accumulated	stockholders'
	Shares	Amount	capital	compensation	Preferred stock	Interest	deficit	deficit

Balance at April 13, 2006 Inception Date

Net loss April 13, 2006 thru July 31, 2006							(22,264)	(22,264)

July 2006 through July 31, 2007	133,333,255	$133,333	$554,167	$-	$-	$-	$-	$687,500

Reverse acquisition of Nuvo Solar Energy, Inc.	60,219,207	60,219	5,920,597		535,891		-	6,516,707

Net loss							(8,567,965)	(8,567,965)

Balances, July 31, 2007	193,552,462	193,552	6,474,764	-	535,891	-	(8,590,229)	(1,386,022)

Issuance of shares upon conversion of subordinated debentures	6,473,975	6,474	320,448					326,922

Sale of subsidiary common stock			50,000					50,000

Issuance of shares for services	1,650,000	1,650	350,850	(235,000)				117,500

Amortization of deferred compensation			0	101,667				101,667

Issuance of options and warrants			328,375					328,375

Issuance of shares pursuant to conversion of notes and interest payable	1,000,000	1,000	99,000					100,000

Issuance of shares of subsidiary common stock for notes and interest
payable, related parties			300,023			(61,286)		238,737

Issuance of shares for purchased technology	2,000,000	2,000	148,000					150,000

Net loss							(1,310,229)	(1,310,229)

	204,676,437	$204,676	$8,071,460	$(133,333)	$535,891	$(61,286)	$(9,900,458)	$(1,283,050)

See accompanying notes to financial statements

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Years Ended July 31, 2008 and 2007
			From Inception
			April 16, 2006-
	2008	2007	July 31, 2008

Cash flows from operating activities:
Net income (loss)	$(1,310,229)	$(8,567,965)	$(9,878,194)

Adjustments to reconcile net income (loss)
to net cash used in operating activities:		(1,519,381)	(1,519,381)
Loss on impairment		8,000,000	8,000,000
(Decrease) increase in derivative liability	(278,417)	15,655	(262,762)
Change in minority interest	(61,286)		(61,286)
Amortization of discount on debentures payable	245,984	208,118	454,102
Amortization of debt issuance costs	50,858	20,483	71,341
Common stock and warrant based compensation	572,010	431,589	1,003,599
Depreciation	1,582	2,293	3,875
Amortization of intellectual property	25,000	29,166	54,166
Change in operating assets and liabilities:		302,115	302,115
Increase in prepaid expenses and other current assets	(7,400)	(33,083)	(40,483)
Increase in notes and interest receivable	(2,657)	(27,692)	(30,349)
Increase in accounts payable and accrued expenses	103,989	89,540	193,529
Increase in amounts due to related parties	107,264	463,827	571,091
Net cash used in operating activities	(553,302)	(585,335)	(1,138,637)

Cash flows from investing activities:
Purchase of property and equipment	(3,501)	(100,000)	(253,501)

Net cash used in investing activities	(3,501)	(100,000)	(253,501)

Cash flows from financing activities:
Proceeds from sale of common stock	-	687,500	687,500
Proceeds from issuance of third party notes payable	164,000	207,000	521,000
Proceeds from debentures payable	505,000	-	505,000
Proceeds from sale of subsidiary common stock	50,000	-	50,000
Proceeds from payments received on notes receivable, related parties	-	-	0
Placement fees paid	(75,650)	-	(75,650)
Proceeds from advances and loans from related parties	49,285	334,793	384,078
Payment of related party notes payable	(90,017)	(380,351)	(470,368)
Payment to related party for notes receivable	(23,300)	-	(23,300)
Payment of notes payable, other	(54,588)	(165,766)	(220,354)
(Decrease) increase in bank overdraft	(9)	9	0
Net cash provided by financing activities	524,721	683,185	1,357,906

Net increase (decrease) in cash and cash equivalents	(32,082)	(2,150)	(34,232)

Continued

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows (Continued)
For the Years Ended July 31, 2008 and 2007
			From Inception
			April 16, 2006-
	2008	2007	July 31, 2008

Cash and cash equivalents, beginning of period	33,024	35,174	35,174

Cash and cash equivalents, end of period	$942	$33,024	$942

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$75,968	$4,801	$80,769
Cash paid during the year for taxes	$-	$-	$-

Non-cash investing and financial activities:
Fair value of options and shares issued for notes payable,
subordinated debentures and services	$872,797	$1,991,743	$2,864,540
Fair value of subsidiary common stock issued for notes and
interest payable	$300,023	$-	$300,023
Common stock issued in connection with merger	$-	$133,333	$133,333

See accompanying notes to financial statements

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies:

Organization

China Nuvo Solar Energy, Inc. (the “Company”), was formerly known as Interactive Games, Inc. , a Nevada Corporation ("Interactive") . ~~was previously known as Torpedo Sports USA, Inc. ("Torpedo USA"). Torpedo USA, through its wholly-owned Canadian subsidiary Torpedo Sports Inc. ("Torpedo") manufactured and distributed outdoor recreational products for children for sale in the United States and Canada through May 6, 2004.  On May 6, 2004, Torpedo filed for protection under the Bankruptcy and Insolvency Act of Canada (the "Torpedo Bankruptcy") with the intention to liquidate its assets. Torpedo ceased its operating activities in May 2004.~~

~~On February 1, 2005, Torpedo USA acquired all of the issued and outstanding common stock of Interactive, pursuant to a definitive merger agreement (the "Merger Agreement"). Interactive's original plan was to deliver to its customers, gaming technology by providing both software and gaming hardware. However, Interactive has few assets and minimal revenue-generating operations. Interactive attempts to develop and market interactive casino technologies and slot machine games to the Native American Class II, Class III and charitable gaming markets.~~

~~Pursuant to terms of the Merger Agreement, Torpedo USA, in exchange for all of the issued and outstanding common shares of Interactive, issued 27,037,282 shares of Torpedo USA's common stock to the former Interactive shareholders in order for them to own 51% of the outstanding common stock of the Company on the closing date of the merger, on a fully diluted basis. The Company may issue additional shares if certain agreed upon criteria, to be determined, are met in order to allow the former Interactive security holders to hold 54% of the outstanding common stock of the Company (based on the shares outstanding at the time of closing). Accordingly, Torpedo could issue up to an additional 3,457,453 shares to the former Interactive shareholders. In connection with the Merger Agreement, the former Interactive shareholders agreed to use their best efforts post-closing to cause Torpedo USA to raise sufficient funds to pay-off or otherwise dispose of up to $250,000 of Torpedo USA's liabilities. Although $100,000 was paid, such pay-off or disposal has not been completed. Finally, should Torpedo USA not dispose of all of its assets and liabilities within three months following the acquisition closing date, the Company will be required to issue an additional 500,000 shares to the former Interactive shareholders. The Company has determined that it will issue such shares once Torpedo USA raises sufficient funds to satisfy up to $250,000 of its liabilities.~~

~~In conjunction with the Merger Agreement, Torpedo USA changed its name to Interactive Games, Inc. and approved an increase in its authorized common stock ($0.001 par value) from 50,000,000 shares to 100,000,000 shares.~~

~~The acquisition of Interactive by Torpedo USA was accounted for as a reverse merger because on a post-merger basis, the former Interactive shareholders hold a majority of the outstanding common stock of Torpedo USA on a voting and fully diluted basis. As a result, Interactive was deemed to be the acquirer for accounting purposes. Accordingly, the financial statements presented, from inception, are those of Interactive for all periods prior to the acquisition, and the financial statements of the consolidated companies from the acquisition date forward. The historical stockholders' deficit of Interactive prior to the~~

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Organization (continued)

~~acquisition have been retroactively restated (a recapitalization) for the equivalent number of shares received in the acquisition after giving effect to any differences in the par value of Torpedo USA's and Interactive's common stock, with an offset to additional paid-in capital. The restated consolidated accumulated deficit of the accounting acquirer (Interactive) is carried forward after the acquisition.~~

~~In June 2007, our stockholders approved the consolidation of our operating assets at that time into one operating subsidiary and the spin-off of that operating subsidiary on a pro-rata basis to our stockholders of record as of July 10, 2007, whereby each stockholder as of the record date will receive a pro rata number of shares of common stock in the operating subsidiary for each share of common stock in the Company held by such stockholder as of the record date. Importantly, all shareholders who acquired or acquire common stock after July 10, 2007 will not be entitled to participate in this “spin-off” distribution.~~

~~The “distribution” of the spin-off shares will occur subject to completion of certain legal and regulatory requirements and conditions. We currently anticipate that the distribution will occur prior to December 31, 2008. Our intent is to make the newly created spin-off company publicly traded subject to the filing of all necessary documentation and obtaining all required regulatory approvals.~~

~~Also in June 2007, our stockholders, through a written consent executed by stockholders holding a majority of the outstanding shares of our common stock entitled to vote, adopted and approved Amended and Restated Articles of Incorporation and ratified the Amended and Restated Bylaws of the Company, which were adopted by our board of directors on June 26, 2007.~~

~~The Amended and Restated Articles of Incorporation increased the authorized capital stock of the Company from 105,000,000 shares to 500,000,000 shares, of which 25,000,000 shares now may be preferred stock having the voting powers, designations, preferences, limitations, restrictions and relative rights as determined by the board of directors from time to time. The Company’s stockholders also authorized our chief executive officer to change our name to China Nuvo Solar Energy, Inc. at such time as the chief executive officer deemed appropriate in his sole discretion.~~

~~Generally, the Amended and Restated Bylaws of the Company updated our former bylaws to reflect changes to applicable law. For example, under the Amended and Restated Bylaws stockholders may now take action by written action signed by stockholders holding a majority of the shares entitled to vote on the given action.~~
Pursuant to an Agreement and Plan of Reorganization dated as of April 23, 2007, as amended on July 25, 2007 (the “Share Exchange”), by and between the Company and Nuvo Solar Energy, Inc., a Colorado corporation (“Nuvo”) incorporated on April 13, 2006, we and Nuvo entered into a share exchange whereby all of the issued and outstanding capital stock of Nuvo, on a fully-diluted basis, was exchanged for like securities of the Company, and whereby Nuvo became our wholly owned subsidiary (the “Share Exchange”).  The Share Exchange was effective as of July 25, 2007, upon the completed filing of Articles of Exchange with the Nevada Secretary of State and a Statement of Share

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Organization (continued)

Exchange with the Colorado Secretary of State.  Contemporaneously with the Share Exchange, we changed our name to “China Nuvo Solar Energy, Inc.”

Immediately prior to the effective time of the Share Exchange, Nuvo had outstanding 5,500,000 shares of its common stock (“Nuvo Common Stock”) and no shares of preferred stock.  In accordance with the Share Exchange Agreement, each share of Nuvo Common Stock was acquired by us in exchange for approximately 24.24 shares of our common stock for a total of 133,333,255 shares issued.  Accordingly, after giving effect to the Share Exchange, the Company had approximately 189,915,355 shares of Common Stock outstanding immediately following the transaction.   The shares issued were valued at approximately $8 million or $.06 per share (the market price of the common stock on the date of issuance).  The Company allocated the value of the shares to goodwill as the fair value of the liabilities assumed exceeded the fair value of the assets acquired. Management has determined that as of July 31, 2007 the goodwill amount of $8 million was impaired and recorded the write down of goodwill for the year ending July 31, 2007 (included in the financial statements presented herein).

As a result of the Share Exchange, the former Nuvo shareholders together held approximately 66.6% of the Company’s outstanding common stock immediately following the transaction, on a fully-diluted basis.  Accordingly, the Share Exchange constituted a change of control of the Company.  As a result of the Share Exchange, Nuvo constituted the accounting acquirer in the Share Exchange; however, we elected to have a July 31 fiscal year end, which is the same fiscal year end that Interactive Games, Inc. had prior to the Share Exchange.

Nuvo was formed on April 13, 2006 for the purpose of seeking a business opportunity in the alternate energy or “next-generation energy" sector. This industry sector encompasses non-hydro carbon based energy production and renewable energy technologies that are “net-zero" or emissions free.

On June 9, 2006 Nuvo signed a license agreement with Photovoltaics.com, Inc. (“PV”), Hutchinson Island, Florida.  Nuvo acquired exclusive worldwide rights to PV's solar cell technology relating to a multiple stacked solar cell using wave guide transfers. This license agreement includes all patents issued pursuant to certain patent applications or amendments that have been filed and the rights to use all applicable copyrights, trademarks and related intellectual property obtained on or in connection with the process and products. As consideration for this license, Nuvo paid a total aggregate license fee of $250,000.   The term of the license is for 10 years, automatically renewable for successive ten year terms under the same terms and conditions as provided for in this agreement.  Nuvo also agreed to pay PV a fee of $180,000 over the first three years of the agreement to act as a consultant.

In June 2007, our stockholders, through a written consent executed by stockholders holding a majority of the outstanding shares of our common stock entitled to vote, adopted and approved Amended and Restated Articles of Incorporation and ratified the Amended and Restated Bylaws of the Company, which were adopted by our board of directors on June 26, 2007.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

The Amended and Restated Articles of Incorporation increased the authorized capital stock of the Company from 105,000,000 shares to 500,000,000 shares, of which 25,000,000 shares now may be preferred stock having the voting powers, designations, preferences, limitations, restrictions and relative rights as determined by the board of directors from time to time.  The Company’s stockholders also authorized our chief executive officer to change our name to China Nuvo Solar Energy, Inc. at such time as the chief executive officer deemed appropriate in his sole discretion.

Generally, the Amended and Restated Bylaws of the Company updated our former bylaws to reflect changes to applicable law.  For example, under the Amended and Restated Bylaws stockholders may now take action by written action signed by stockholders holding a majority of the shares entitled to vote on the given action.

On November 27, 2007, we executed a Collaboration and Development Agreement (the “Collaboration Agreement”) with Pioneer Materials, Inc. (“PMI”) of Torrance, California. Under the terms of the Agreement, PMI will build, equip, operate and manage, for our benefit, a product development, testing and prototype manufacturing facility in PMI’s Chengdu, Sichuan, China facility located in Chengdu’s West High Tech development zone.  The agreement with PMI has the objective to develop, test and manufacture prototypes of solar energy products using our licensed technology based on an invention titled “Photovoltaic cell with integral light transmitting waveguide in a ceramic sleeve”.  Additionally, PMI will provide technical, engineering development, testing and manufacturing employees and support staff.  The term of the Agreement is for one year, with automatic six-month renewal periods unless terminated by the parties.  Pursuant to the

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Organization (continued)

terms of the Agreement, the Company will pay PMI $2,500 per month and PMI is eligible to receive up to 4,000,000 shares of the Company’s common stock upon the satisfactory completion of certain milestone accomplishments in the Agreement, of which 500,000 shares of common stock were issued upon the execution of the Agreement.  The Company valued the shares at $0.07 per share (the market price of the common stock on the date the parties agreed to the number of shares to be issued) and recorded $35,000 as stock compensation for the year ended July 31, 2008. PMI is a manufacturer and supplier of materials for the semiconductor, hard drive media, optical media and photonic industries.  PMI is developing for the solar energy industry advanced materials for thin film photovoltaics (solar cell) processing. In May of 2008, the Chengdu region of China experienced a catastrophic earthquake.  As a result of this earthquake and the after effects including significant problems with the delivery of electricity, PMI suspended their development work for a significant period of time.  We continue to work with PMI under the Collaboration Agreement, however, there has been no significant progress on product development and we continue to explore alternative avenues for development of our technology. We suspended paying the $2,500 monthly fee.

The future milestones and potential shares to be issued are as follows:

 Hiring of staff and readying of equipment              500,000
 Demonstration of working single-junction
    solar cell with efficiency greater than 4%             500,000
Demonstration of working single-junction
    or multiple junction cell with efficiency
    greater than 10%                                                  2,500,000

On November 27, 2007, the Registrant appointed Mr. Richard W. Perkins and Mr. Christopher T. Dahl to its Board of Directors. Additionally, the Company granted 5,000,000 options from its 2007 Stock Option Plan (See Note 5) to its officers and directors. Each option has an exercise price of $0.07 per share and expires on November 27, 2012.

On January 23, 2008, the Company purchased from PV the patents related to the solar technology in exchange for 2,000,000 restricted shares of common stock of the Company. The Company now owns all rights, title and interest in the patents, including all issued patents or other intellectual property arising from the patents worldwide. The Company valued the common stock at $0.075 per share (the market price of the common stock on November 16, 2007, the date the parties agreed to the number of shares to be issued) and accordingly, increased its intellectual property asset by $150,000 on the balance sheet included herein.

Going concern and management’s plans

The Company had a working capital deficit of approximately $1, 640,000 ~~1,316,000~~  at July 31, 2008. Additionally, the Company to date has generated minimal revenues. Accordingly, the Company has no ready source of working capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

Company be unable to continue as a going concern. While management believes the Company may be able to raise funds through the issuance of debt or equity instruments, there is no assurance the Company will be able to raise sufficient funds to operate in the future. The debt financing may include loans from our officers and directors.  Although our balance sheet includes current liabilities of approximately $1,748,000, a portion of this amount are in the form of a derivative liability of $572,238 and convertible notes of $300,000 (of which $125,000 is a related party).  These amounts, plus other related party loans of $39,932 and accrued and unpaid interest may be converted to common stock, thereby reducing considerably our debt service obligations.  Nevertheless, we will be required to raise funds in order to fund our operations and costs associated with being a public company.

Over the next twelve months management will be re-examining its business plan.  We do not intend to enter into any additional direct development of our technology. .  Rather, we plan to become an incubator of the solar technology we currently own and technology that we may acquire in the future. We currently do not have any agreements to acquire any additional technology.  In order to acquire additional technology we would either have to raise additional money through equity or debt financing or in the alternative issue shares of our common stock. We intend to study the feasibility of sub-licensing or entering into other types of agreements with third parties, whereby the third party will compensate us by paying a license fee and subsequent royalties.  The compensation may be in the form of cash or in the licensee’s common stock.  Through our established relationships we plan to focus on the identification, acquisition and potential license or resale of renewable and alternative energy technologies.

~~Upon completion of the Share Exchange, we ceased all operations relating to the business of Interactive Games, Inc. and adopted the business plan of Nuvo, which is now our wholly owned subsidiary. Our focus is the development of a viable manufacturing process for our solar cell technology.~~

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Going concern and management’s plans (continued)

As part of our initial planned operations, our main focus w as ~~will be~~  the development of a viable manufacturing process for our technology.  As discussed above our arrangement with PMI w as ~~will~~ to provide us with the facilities and expertise in China necessary to develop a pilot manufacturing process and eventually, a full manufacturing facility assuming the pilot process is successful.

We will require additional capital to fund the development of a pilot manufacturing process as well as for general corporate working capital to fund our day-to-day operations and costs associated with being a publicly-traded company.  This amount does not include any amounts which may be necessary to pay off existing debt or accrued expenses.  We presently believe the source of funds will primarily consist of debt financing, which may include debt instruments that may include loans from our officers or directors, or the sale of our equity securities in private placements or other equity offerings or instruments.

Basis of presentation

Development Stage Company

The Company has earned limited revenues from operations.  Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

The consolidated financial statements for the year ending July 31, 2008 and 2007 include the accounts of the Company from July 25, 2007 (the date of the Share Exchange) and Nuvo.  All of the intercompany accounts have been eliminated in consolidation.  Certain reclassifications to amounts reported in the July 31, 2007 consolidated financial statements have been made to conform to the July 31, 2008 presentation. As part of the recapitalization of Nuvo, Nuvo’s closing equity of $687,500 has been restated since its inception as if they were issued shares of the Company’s common stock.  Accordingly, the Statement of Changes in Shareholder’s Deficit reflects the restatement of those transactions.  The Companys and IGAM accumulated deficit and additional paid in capital accounts are eliminated and included in “Reverse acquisition of Nuvo Solar Energy, Inc.”

Significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results will differ from those estimates.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.    Organization, basis of presentation and summary of significant accounting policies (continued):

Significant accounting policies (continued):

Intellectual Property

The Company records intangible assets in accordance with Statement of Financial Accounting Standard (SFAS) Number 142, “Goodwill and Other Intangible Assets.” Goodwill and other intangible assets deemed to have indefinite lives are not subject to annual amortization. Intangible assets which have finite lives are amortized on a straight line basis over their remaining useful life; they are also subject to annual impairment reviews.

Revenue recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.  This statement established that revenue can be recognized when persuasive evidence of an arrangement exists, the services have been delivered, all significant contractual obligations have been satisfied, the fee is fixed or determinable and collection is reasonably assured.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

~~Revenue recognition (continued)~~

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration on credit risks

The Company is subject to concentrations of credit risk primarily from cash and assets from discontinued operations.

The Company minimizes its credit risks associated with cash, including cash classified as assets from discontinued operations, by periodically evaluating the credit quality of its primary financial institutions.

Significant accounting policies

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (“SFAS No, 123R”).  SFAS No. 123R establishes the financial accounting and reporting standards for stock-based compensation plans.  As required by SFAS No. 123R, the Company will recognize the cost resulting from al stock-based payment transactions including shares issued under its stock option plans in the financial statements.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans (including shares issued under its stock option plans) in accordance with APB Opinion No. 25 and followed the pro forma net income, pro forma income per share, and stock-based compensation plan disclosure requirements set forth in the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).  The Company did not issue any stock options during the years ended July 31, 2007.  On November 27, 2007, the Company granted options to purchase 5,000,000 shares of common stock to directors and officers.  The options have an exercise price of $0.07 per share and expire in November 2012.  There are 14,287,107 stock options and warrants outstanding at July 31, 2008.

Fair value of financial instruments

The carrying value of cash, assets of discontinued operations, accounts payable and accrued expenses approximate their fair value due to their short-term maturities. The carrying amount of the note payable and due to related parties approximate their fair value based on the Company's incremental borrowing rate.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Significant accounting policies (continued):

Income taxes (continued)

the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or all of the deferred tax asset will not be realized.

Loss per common share

Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the period.  Stock options, warrants and common stock underlying convertible promissory  notes at July 31, 2008 and 2007 were 83,247,891 and 14,615,811, respectively, are not considered in the calculation as the impact of the potential common shares would be to decrease loss per share and therefore no diluted loss per share figures are presented.

Accounting for obligations and instruments potentially settled in the Company’s common stock

In connection with any obligations and instruments potentially to be settled in the Company's stock, the Company accounts for the instruments in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock.  This issue addresses the initial balance sheet classification and measurement of contracts that are indexed to, and potentially settled in, the Company's stock.

Under EITF 00-19, contracts are initially classified as equity or as either assets or liabilities, depending on the situation. All contracts are initially measured at fair value and subsequently accounted for based on the then current classification. Contracts initially classified as equity do not recognize subsequent changes in fair value as long as the contracts continue to be classified as equity. For contracts classified as assets or liabilities, the Company reports changes in fair value in earnings and discloses these changes in the financial statements as long as the contracts remain classified as assets or liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any previously reported gains or losses on those contracts continue to be included in earnings. The classification of a contract is reassessed at each balance sheet date.

Derivative instruments

In connection with the issuances of equity instruments or debt, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity. In addition, the equity instrument or debt may contain embedded derivative instruments, such as conversion

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Significant accounting policies (continued):

Derivative instruments (continued)

options or listing requirements, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative liability instrument. The Company accounts for derivative instruments under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not adopt SFAS No. 159 on any individual instrument as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R is a revision to SFAS No. 141 and includes substantial changes to the acquisition method used to account for business combinations (formerly the “purchase accounting” method), including broadening the definition of a business, as well as revisions to accounting methods for contingent consideration and other contingencies related to the acquired business, accounting for transaction costs, and accounting for adjustments to provisional amounts recorded in connection with acquisitions. SFAS No.141R retains the fundamental requirement of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R is effective for periods beginning on or after December 15, 2008, and will apply to all business combinations occurring after the effective date. The Company is currently evaluating the requirements of SFAS No. 141R.

The FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements” in December 2007.   This statement amends ARB No. 51 to establish new standards that will govern the (1) accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries.  Non-controlling interest will be reported as part of equity in the consolidated financial statements.  Losses will be allocated to the non-controlling interest, and, if control is maintained, changes in ownership interests will be treated as equity transactions.  Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings.  SFAS No. 160 is effective for periods beginning after December 15, 2008.  The Company is currently evaluating the requirements of SFAS No. 160.

The FASB also issued SFAS No. 161 “Disclosures about Derivatives Instruments and Hedging Activities” in March 2008.  This statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1.	Organization, basis of presentation and summary of significant accounting policies (continued):

Significant accounting policies (continued):

Recent accounting pronouncements (continued)

reporting.  This statement is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged.  The Company is currently evaluating the requirements of SFAS No. 161.

The Company does not believe that any other recently issued, but not yet effective, accounting standards will have a material will have an effect on the Company’s consolidated financial position, results of operations or cash flow.

2.	Notes and interest receivable, related parties:

Notes and interest receivable, related parties at July 31, 2008 and 2007 are as follows:

	2008	2007

Due from VP Development	$ 31,300	$ 10,000
Due from Inhibiton, Inc.	16,500	$ 16,500
Due from E2000, Inc.	2,000	-
Interest on above amounts	3,849	1,192

	$ 53,649	$ 27,692

3.  Solar Intellectual Property

Solar intellectual property at July 31, 2008 and 2007 are as follows:

	2008	2007
License for solar cell technology	$250,000	$250,000
Patents for solar cell technolog	150,000	-
Accumulated amortization	(54,166)	(29,166)
	$345,834	$220,834

Amortization expense for the years ended July 31, 2008 and 2007 was $25,000 and $29,166 respectively.

Expected amortization costs for each of the next five fiscal years are as follows:

July 31, 2009	$40,000
July 31, 2010	$40,000
July 31, 2011	$40,000
July 31, 2012	$40,000
July 31, 2013	$40,000

4 .	Accrued liabilities, related parties:

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

Accrued liabilities, related parties at July 31, 2008 and 2007 are as follows:

	2008	2007

Officer bonus	$ 275,561	$ 275,561
Management fees	237,000	145,750
Accrued interest	14,678	29,568

	$ 527,239	$ 450,879

5 .	Convertible debentures payable:

In April 2006, the Company executed a Securities Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Holder” or “Holders”) for the issuance and sale of up to $700,000 of 6% unsecured convertible debentures in private transactions.  As of July 31, 2006, the Company completed the sale of the aggregate $385,000 in Debentures under the Purchase Agreement.  We received $324,950 from these transactions net of $60,050 of debt issuance costs paid to our placement agents, Divine Capital Markets, LLC (included in the accompanying balance sheet), which will be amortized as debt issuance costs over the three year term of the convertible notes.  For the years ended July 31, 2008 and 2007, debt issuance costs were $50,859 and $20,016, respectively.  The Debentures cannot be converted until nine (9) months after the issuance date of each Debenture.  During the year ended July 31, 2008, the Holders converted

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

5 .	Convertible debentures payable (continued):

$299,125 of the 2006 Debentures to 6,079,573 shares of common stock at an average conversion price of approximately $0.049 per share.  At July 31, 2008 the remaining face amount of the 2006 Debentures is $0.

On October 21, 2007 the Board of Director of the Company authorized the sale of up to $700,000 of 6% unsecured convertible debentures (the “2007 Debentures”).  During the year ended July 31, 2008, the Company executed a Securities Purchase Agreement with various accredited investors, whereby the Company sold in the aggregate $505,000 of the 2007 Debentures.  We received net proceeds of $429,350 after $75,650 of debt issuance costs (included in the accompanying balance sheet), paid to Divine, who acted as our placement agent.  The debt issuance costs will be amortized as debt issuance costs over the three year term of the 2007 Debentures.  The terms and conditions of the 2007 Debentures are the same as the 2006 Debentures.  Accordingly, fair value of these derivative instruments have been recorded as a liability on the consolidated balance sheet with the corresponding amount recorded as a discount to the 2007 Debentures.  The change in the fair value of the liability will be credited or (charged) to other income or (expense) in the consolidated statement of operations.  The beneficial conversion feature included in the 2007 Debentures resulted in an initial debt discount of $505,000 and an initial loss on the valuation of derivative liabilities of $219,878.  Based on the revaluation of the 2007 Debentures at July 31, 2008, the Company recorded a credit to expense of $42,545 and decreased the derivative liability on the balance sheet by $42,545.

The Debentures are due three years from the final Closing Date under the Purchase Agreement (the “Maturity Date”), unless prepayment of the Debentures is required in certain events, as described below.  The Debentures are convertible at a conversion price (the “Conversion Price”) for each share of common stock equal to 75% of the lowest closing bid price per share (as reported by Bloomberg, LP) of the Corporation’s common stock for the twenty (20) trading days immediately preceding the date of conversion.  In addition, the Debentures provide for adjustments for dividends payable other than in shares of common stock, for reclassification, exchange or substitution of the common stock for another security or securities of the Corporation or pursuant to a reorganization, merger, consolidation, or sale of assets, where there is a change in control of the Corporation.

The outstanding principal balance of each Debenture bears interest, in arrears, at six percent (6%) per annum, payable (i) upon conversion, or (ii) on the Maturity Date, in shares of our common stock at the Conversion Price.  Upon the occurrence of an Event of Default (as defined in the Purchase Agreement), then the Corporation is required to pay interest to the Holder of each outstanding Debenture, at the option of the Holders (i) at the rate of lesser of eighteen percent (18%) per annum and the maximum interest rate allowance under applicable law, and (ii) the Holders may at their option declare the Debentures, together with all accrued and unpaid interest (the “Acceleration Amount”), to be immediately due and payable.

The Corporation may at its option call for redemption all or part of the Debentures prior to the Maturity Date, as follows:

The Debentures called for redemption shall be redeemable for an amount (the “Redemption Price”) equal to (x) if called for redemption prior to the date which is nine months from the date of issuance (the “Issuance Date”), 115%, if called for redemption on or after the date that is nine months after the Issuance Date but prior

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

5 .	Convertible debentures payable (continued):

to the first anniversary of the Issuance Date, 131%, in either case of the principal amount called for redemption, plus (y) interest accrued through the day immediately preceding the date of redemption.

(i)	If fewer than all outstanding Debentures are to be redeemed, then all Debentures shall be partially redeemed on a pro rata basis.

In connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement, dated as of April 24, 2006 (“Registration Rights Agreement”), with the Holders of the Debentures to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder.  Pursuant to the Registration Rights Agreement, the Company contemplates making an offering of common stock (or other equity securities convertible into or exchangeable for common stock) registered for sale under the Securities Act or proposes to file a Registration Statement covering any of its securities other than (i) a registration of Form S-8 or S-4, or any successor or similar forms; and (ii) a shelf registration under Rule 415 for the sole purpose of registering shares to be issued in connection with the acquisition of assets, the Company will at each such time give prompt written notice to the Holders’ representative and the Holders of its intention to do so.  Upon the written request of any Holder made within thirty (30) days after the receipt of any such notice, the Company has agreed to use its best efforts to effect the registration of all such registrable securities which the Company has been so requested to register by the Holders, to the extent requisite to permit the disposition by the requesting Holders of their registrable securities pursuant to the Registration Statement.

The Company determined that the conversion feature of the convertible Debentures represents an embedded derivative since the Debentures are convertible into a variable number of shares upon conversion. Accordingly, the convertible Debentures are not considered to be conventional debt under EITF 00-19 and the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability. The Company believes that the aforementioned embedded derivatives and freestanding warrants meet the criteria of SFAS 133 and EITF 00-19, and should be accounted separately as derivatives with a corresponding value recorded as a liability. Accordingly, the fair value of these derivative instruments have been recorded as a liability on the consolidated balance sheet with the corresponding amount recorded as a discount to the 2006 Debentures. Such discount will be accreted from the date of issuance to the maturity date of the 2006 Debentures. The change in the fair value of the liability for derivative contracts will be credited to other income (expense) in the consolidated statements of operations. The $385,000 face amount of the 2006 Debentures were stripped of their conversion feature due to the accounting for the conversion feature as a derivative, which was recorded using the residual proceeds to the conversion option would be attributed to the debt. The beneficial conversion feature (an embedded derivative) included in the 2006 Debenture resulted in an initial debt discount of $385,000 and an initial loss on the valuation of derivative liabilities of $75,874. Based on the revaluation of this derivative liability, the Company had a derivative liability of $345,655 included in the balance sheet at July 31, 2007.

During the year ended July 31, 2008 and prior to the conversion of the remaining amount of the 2006 Debentures, based on the value of the derivative liability, the Company recorded a credit to expense of $345,655 and decreased the liability on the valuation by $345,655.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007
5 .	Convertible debentures payable (continued):

The Company issued 1,500,000 shares of its common stock to Divine Capital Markets, LLC and/or its designees as consideration for its services as the placement agent in connection with the financing transaction described above.

The following table summarizes the balance sheet amounts as of July 31, 2008, as well as the amounts included in the consolidated statement of operations for the year ended July 31, 2008.

Balance Sheet

Debentures	Debt issuance costs	Derivative liability	Face value of Debentures	Discount on Debentures

2007	$ 59,916	$ 5 72,238	$ 505,000	$ 403,866

Operating Statement

Debentures	Debt issuance costs expenses	Increase (decrease) in derivative liability

2006	$ 35,125	$ (345,655)
2007	15,735	67,238

	$ 50,860	$ (278,417)

The initial beneficial conversion feature (embedded derivative) was calculated as if the debentures were converted on their initial issue date per the terms of the Purchase Agreement.  Those terms allowed for a conversion price equal to 75% of the lowest closing bid price per share as reported by Bloomberg, L.P. of the Company’s common stock for the twenty days immediately preceding the date of conversion.

The following amounts were issued for the 2006 debentures:

		1	2
A)	Date	4/24/06	5/31/06
B)	Face value	$305,000	$80,000
C)	Stock price	$0.08	$0.07
D)	Lowest 20 day stock price	$0.059	$0.06
E)	75%	$0.04425	$0.045
F)	Potential shares (line b÷e)	6,892,655	1,777,778
G)	Black-Scholes value per share	$0.055	$0.046
H)	Derivative liability	$379,096	$81,178

The total derivative liability initially recorded was $460,274.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

The following amounts were issued for the 2007 debentures:

	1	2	3	4	5	6
A)	10/28/07	12/10/07	1/8/08	2/8/08	4/30/08	6/10/08
B)	$240,000	$80,000	$50,000	$55,000	$40,000	$40,000
C)	$0.08	$0.165	$0.115	$0.11	$0.04	$0.02
D)	$0.07	$0.068	$0.115	$0.1025	$0.04	$0.015
E)	$0.0525	$0.051	$0.08625	$0.076875	$0.03	$0.01125
F)	4,571,429	1,568,627	579,710	715,447	1,333,333	3,555,556
G)	$0.056	$0.145	$0.095	$0.087	$0.033	$0.02
H)	$256,000	$227,451	$55,072	$62,244	$44,000	$71,111

The total derivative liability recorded was $715,878.

6 .	Convertible and other promissory notes and long-term debt, including related parties:

Convertible and other promissory notes and long-term debt, including related parties at July 31, 2008 and 2007 consist of the following:

	2008	2007

Notes payable	$ 175,644	$ 191,232
Notes payable, related parties [A]	164,932	449,783
Convertible debentures, net of discount of $403,866 (2008) and $144,850 (2007)	101,134	154,275
	$ 4 41,710	$ 795,290

Less current portion	3 40,576	641,015

Long-term debt, net of current portion	$ 101,134	$ 154,275

[A]	The following table summarizes the activity of notes payable, related parties for the year ended July 31, 2008:

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

6 .	Convertible and other promissory notes and long-term debt, including related parties (continued):

Balance, August 1, 2007	$ 449,783

Converted to common stock	(369,119)
Reclassification	125,000
Issuance of new notes	49,285
Repayment of notes	(90,017)

Balance, July 31, 2008	$ 164,932

7 .	Stockholders’ deficit:

Common stock

On May 29, 2007, the Company issued 900,000 shares of its common stock upon the conversion of $40,500 of convertible debentures.  The shares were converted at $0.045 per share.

On June 14, 2007, the Company issued 1,800,000 shares of its common stock to a third party for services.  The shares were valued at $0.06 per share and $108,000 is included in selling, general and administrative expense for the year ended July 31, 2007.

On July 2, 2007, the Company issued 1,100,000 shares of its common stock upon the conversion of $45,375 of convertible debentures.  The shares were converted at $0.04125 per share.

In July 2007, we issued 500,000 shares of our common stock to CLB Investment Corporation (“CLB”) in consideration of its assumption of approximately an additional $418,000 of notes and accrued and unpaid interest, accounts payable and accrued expenses.

On August 9, 2007, the Company issued 1,000,000 shares of its common stock upon the conversion of $40,500 of convertible debentures. The shares were converted at $0.045 per share.

On August 14, 2007, the Company issued 800,000 shares of its common stock upon the conversion of $35,400 of convertible debentures. The shares were converted at $0.04425 per share.

In October 2007, the Company issued 1,100,000 shares of its common stock to a placement agent as fees related to the 2007 Debenture offering. The Company valued the stock at $0.08 per share (the market price of the common stock on the date of the issuance) and accordingly, $88,000 is included in selling, general and administrative expense for the nine months ended April 30, 2008.

On November 14 and 15, 2007 the Company issued in the aggregate 936,190 shares of its common stock upon the conversion of $47,560 of convertible debentures and $1,500 of accrued interest. The shares were converted at $0.0525 per share.

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

7 .     Stockholders’ deficit (continued):

Common stock (continued)

In November 2007 in conjunction with the Collaboration Agreement, the Company issued 500,000 shares of its common stock.

On December 6, 2007, the Company issued 2,000,000 shares of its common stock upon the conversion of $88,150 of convertible debentures and $1,850 of accrued interest. The shares were converted at $0.045 per share.

On January 31, 2008, the Company issued 1,000,000 shares of its common stock upon the conversion of $100,000 of debt. The debt was converted at $0.10 per share.

On February 20, 2008, the Company issued 1,233,720 shares of its common stock upon the conversion of $68,175 of convertible debentures and $24,354 of accrued interest. The shares were converted at $0.075 per share.

On March 25, 2008, the Company issued 504,065 shares of its common stock upon the conversion of $15,500 of convertible debentures. The shares were converted at $0.3075 per share.

Stock options and warrants

In March 2002, the Company adopted the 2002 Stock Option Plan, covering up to 1,000,000 shares of the Company's common stock, and in July 2003, the Company adopted the 2003 Stock Option Plan covering up to 2,500,000 shares of the Company's common stock.

~~Torpedo USA issued options and warrants prior to its merger, which was assumed by the Company.~~  A summary of the activity of the Company’s outstanding options and warrants during fiscal 200 8 ~~2007~~ and 200 7 ~~2006~~  is as follows:

	Options and warrants	Weighted average exercise price

Outstanding, August 1, 2006	3,950,000	$ 0.17
Granted	5,262,107	0.10
Exercised	-	-
Expired	(300,000)	(0.15)
Outstanding and exercisable at
July 31, 2007	8,912,107	$ 0.13

Granted	5,375,000	0.07
Exercised	-	-
Expired	-	-
Outstanding and exercisable at
July 31, 2008	14,287,107	$ 0.11

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

7 .     Stockholders’ deficit (continued):

Stock options and warrants (continued) :

Range of exercise prices	Warrants outstanding and exercisable	Weighted average remaining contractual life	Weighted average exercise price

$ 0.05	300,000	0.04	$ 0.05
0.07 - 0.10	10,237,107	1.95	0.085
0.12	1,000,000	0.23	0.12
0.20	2,750,000	0.10	0.20

The fair value of options granted to purchase our common stock were estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	July 31, 2007	July 31, 2008
Expected dividend yield	0%	0%
Expected stock price volatility	209%	197% - 253%
Risk free interest rate	4.625%	4% - 4.72%
Expected life of options	3 years	2 -3 years

During the year ended July 31, 2008, the Company extended the life of 1,450,000 warrants to purchase Company stock for an additional one year. The Company revalued the warrants in consideration of the extension and recorded an additional stock compensation expense of $8,250 for the year ended July 31, 2008.

In October 2007 the Company issued 250,000 warrants to purchase shares of common stock to a convertible noteholder.  The warrants have an exercise price of $0.10 per share and expire in July 2009.  The Company recorded an additional stock compensation expense of $35,125 for the year ended July 31, 2008.

On November 27, 2007, the Board of Directors approved grants of 5,000,000 options to purchase shares of common stock under its 2007 Stock Option Plan (the “2007 Plan”).  The number of shares of common stock that can be issued from the 2007 Plan shall not exceed 18,000,000 shares of common stock.  The options granted have an exercise price of $0.07 per share (the market price of the Company’s common stock on the date of the grant) and expire November 27, 2012.  The Company valued the options at $285,000 and the amount was recorded as stock based compensation expense during the year ended July 31, 2008.  Each of the four Directors of the Company received 1,000,000 options and two officers of the Company each received 500,000 options.

The weighted average remaining contractual life of the terms of the warrants and options is 2.3 years.

~~All options and warrants issued by Torpedo USA were issued prior to the merger on February 1, 2005 and have been expensed prior to such date. Accordingly, no expense associated with the assumption of the warrants and options by the Company has been included in the accompanying consolidated statement of operations.~~

CHINA NUVO SOLAR ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

8 .                 Income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes, as of July 31, 2006, are as follows:

Deferred tax assets:
Net operating loss carryforward	$ 336,000
Less valuation allowance	(336,000)
Total net deferred tax assets	-

The Company may have had a change of ownership as defined by the Internal Revenue Code Section 382. As a result, a substantial annual limitation may be imposed upon the future utilization of its net operating loss carryforwards. At this point, the Company has not completed a change in ownership study and the exact impact of such limitations is unknown. The company has no accrued tax liability, as the income was derived from the sale of a subsidiary and the liabilities were alleviated through formal bankruptcy proceedings.

The federal statutory tax rate reconciled to the effective tax rate during fiscal 2008 and 2007, respectively, is as follows:

	2008	2007

Tax at U.S. Statutory Rate	35.0%	35.0%
State tax rate, net of federal benefits	5.0%	5.0%
Change in valuation allowance	(40.0)	(40.0)

	0.0%	0.0%